UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer

EXTRAORDINARY GENERAL MEETING

Manual for shareholder's participation

August 27th, 2021



PETROBRAS

FPSO Cidade de Itaguaí

PETROBRAS

INDEX

INVITATION

Date: August 27, 2021
Time: 3 PM (GMT-3 time zone)
Local: Digital platform

Matters:

Extraordinary General Meeting

I. Election of eight (8) members of Petrobras Board of Directors;

II. Election of the Chairman of Petrobras Board of Directors;

III. Election of one (1) to the Fiscal Council and respective alternate, indicated by National Treasury, for complete the current term;

IV. Proposal to adjust the amount of the global budget for compensation of members of Petrobras' Statutory Audit Committee (CAE) approved at the Annual General Meeting of 04/14/2021; and

V. Proposal to adjust the global amount for remuneration of members of the other Advisory Committees of the Board of Directors of Petrobras approved at the Annual General Meeting of 04/14/2021.

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

Considering that:

(i) At the Extraordinary General Meeting held on 04/12/2021, eight (8) of the eleven (11) members of the Company's Board of Directors were elected by the multiple vote process;

(ii) On 04/16/2021, the member of the Board of Directors appointed by the minority shareholders and elected by the multiple vote process at the EGM of 04/12/2021 presented a letter of resignation as member of the Board, which became effective as of 05/31/2021;

(iii) In spite of the legal and statutory provision for filling such vacancy by a nomination by the Board of Directors until the next General Shareholders' Meeting is held, in view of having received, from minority shareholders, requests to summon a General Shareholders' Meeting for a new election of the 8 (eight) Board of Directors members elected by the multiple vote process, as disclosed on 06/15/2021, the Board of Directors decided to proceed with the present call; and

(iv) as also disclosed on 07/09/2021, the Fiscal Councilor appointed by the National Treasury presented a letter of resignation to such respective position;

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras ("Petrobras"), hereby convenes an Extraordinary General Meeting of the Company's Shareholders, to be held exclusively in digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Instruction No. 481, of December 17, 2009 ("ICVM 481"), on **August 27, 2021**, at **3:00 p.m.**, **via Digital Platform**, in order to resolve on the following matters:

Extraordinary General Meeting

I. Election of eight (8) members of Petrobras Board of Directors;

II. Election of the Chairman of the Petrobras Board of Directors;

III. Election of one (1) member of the Fiscal Council and its respective alternate, both appointed by the National Treasury to complete the current term;

IV. Proposal to adjust the amount of the global budget for compensation of members of Petrobras Statutory Audit Committee (CAE) approved at the Annual General Meeting of 04/14/2021; and

V. Proposal to adjust the global amount for remuneration of members of the other Advisory Committees of the Board of Directors of Petrobras approved at the Annual General Meeting of 04/14/2021;

Considering the effects of the COVID-19 pandemic in Brazil and the measures taken by health and government authorities to cope with the pandemic, especially regarding restrictions on mobility and public gatherings, the meeting will be held exclusively by **digital format**, therefore shareholder's participation can only take place as follows:

(a) by using the **Distance Voting Ballot**, available to shareholders on the Company's (http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites or through their custodians;

(b) by using the **Digital Platform**, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, in which case the shareholder may: (i) simply participate in the meeting, having already sent the **Distance Voting Ballot**, or not; or (ii) participate and vote in the meeting, in which case the voting instructions previously sent by the shareholder in the **Distance Voting Ballot** will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status as the Company's shareholder must be issued under Article 126 of the Brazilian Corporation Law and Article 13 of Petrobras' Bylaws, as applicable.

Shareholders whose common shares were used in the separate election of one (1) member of the Board of Directors held in the Annual General Meeting of Petrobras on 07/22/2020 may not use such shares in the election of members of the Board of Directors to be held in this Meeting. Pursuant to paragraph 8 of art. 141 of the Brazilian Corporation Law, the Company informs that it has records identifying such shareholders who have cast votes in that separate election.

The Company informs shareholders who wish to participate in this meeting that the instructions to access the **Digital Platform** and/or to send the **Distance Voting Ballot**, pursuant to CVM Instruction 481, can be found in the **Handbook for Shareholders Participation**.

To participate in the meeting through the **Digital Platform**, the shareholder must send a request to the Company by e-mail, to the address **assembleias@petrobras.com.br**, until two (2) days before the meeting, that is, until 3 pm (GMT-3 time zone), of August 25, 2021, in which email the shareholder must enclose the following documents:

- Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner's Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in the meeting.

- Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner's Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund's bylaws, (ii) the professional qualification documents of its board member or

member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the **Digital Platform** and, therefore, attend the meeting.

The minimum percentage of interest in the share capital to request the adoption of the process of multiple voting to elect members of the Board of Directors at the Extraordinary General Meeting of the Company's Shareholders is of five percent (5%), as per CVM Instruction 165, of December 11, 1991, as amended by CVM Instruction 282, of June 26, 1998. The power to request the adoption of the process of multiple voting must be exercised by shareholders up to 48 hours before the meeting, that is 3 pm (GMT-3 time zone) of August 25, 2021, as per Paragraph 1 of Article 141 of the Brazilian Corporation Law.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participating through the **Digital Platform**, Petrobras recommends that shareholders adopt the **Distance Voting Ballot**.

The Company hereby informs that the instructions provided in the Handbook for Shareholders Participation, as well as in the **Distance Voting Ballot**, are intended to assist shareholders in completing the **Ballot**. The shareholder who chooses to use the **Ballot** is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's website) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the Company's shares bookkeeping).

All documents regarding the matters to be voted on at this Extraordinary General Meeting are available to the shareholders at the websites of the Company (http://www.petrobras.com.br/ri) and of the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), as per the terms of CVM Instruction 481.

Rio de Janeiro, July 23, 2021.

Eduardo Bacellar Leal Ferreira
Chairman of the Board of Directors

INSTRUCTIONS TO VOTE THROUGH DISTANCE VOTING BALLOT

The Distance Voting Ballot (BVD) must be filled out if shareholders choose to exercise their right to use the distance voting, as per CVM Instruction nº. 481/09.

In this case, it is imperative to complete the **BVD**, available on Company's website (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes), correctly filled out with the full name (or corporate name) of the shareholder and the number of the Registration with the Ministry of Economy (if a legal entity, CNPJ; if an individual, CPF), as well as an e-mail address for possible contact. For the **BVD** to be considered valid and the votes cast therein to be counted at the **Extraordinary General Meeting to be held on August 27, 2021, at 3:00 p.m., exclusively in digital form** (**"Meeting"**), the following instructions must be observed:

(i) the shareholder or his/her legal representative(s), as appropriate and pursuant to current legislation, shall sign the **BVD** and initial all its pages, a digital signature being allowed by digital certificate; and

(ii) the shareholder or his/her legal representative(s) shall forward the documents proving his/her capacity as shareholder and allowing his/her participation in the meeting, together with the **BVD** and, in the case of foreigners, the sworn translation of the documents if they are not in Spanish or English, all in accordance with the instructions specified ahead.

It is important to note that the **BVD** can also be obtained from the CVM's electronic addresses (http://www.cvm.gov.br) or through the shareholder's custodian. It is essential that the shareholder pays attention to the filling out and sending instructions applicable in each case.

INSTRUCTIONS FOR SENDING THE BVD

Shareholders who choose to exercise their right to use the distance voting may:

(i) fill in and send the **BVD** directly to the Company to the attention of Investor Relations Department, through the electronic address **assembleias@petrobras.com.br**; or

(ii) relay completion instructions to suitable service providers, according to the following guidelines:

EXERCISE OF DISTANCE VOTING RIGHTS USING A CUSTODIAN

Shareholders who choose to exercise their remote voting rights through their custody agent must transmit their voting instructions in accordance with the rules determined by their respective custodian, who will forward such voting instructions to the [B]³ Central Depositary. To do so, shareholders should contact their custody agents to verify the due procedures.

It should be noted that different service providers involved in the distribution of the **BVD** may display **BVD** items in different ways, according to their own systems. In case of doubt, please consult the Distance Voting Ballot available on the company's website (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes) and that your service provider, custodian agent or Petrobras is contacted directly.

According to CVM Instruction no. 481/09, shareholders shall relay **BVD** form completion instructions to their custody agents up to seven days before the date on which the General Meeting will be held, namely, until August 20, 2021 (inclusive), except if a different deadline is defined by their custody agents.

It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]³ Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (retail investors) or CNPJ (legal entities).

EXERCISE OF DISTANCE VOTING RIGHTS USING A BOOK-ENTRY SHARE ADMINSITRATOR

Shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras' Book-Entry Shares system. In this case, the shareholder/representative shall deliver the duly completed Distance Voting Ballot at any Banco Bradesco branch.

According to CVM Instruction no. 481/09, shareholders shall relay **BVD** form up to seven days before the date on which the General Meeting will be held, namely, until August 20, 2021 (inclusive), except if a different deadline is defined by Banco Bradesco.

EXERCISE OF DISTANCE VOTING VIA DIRECT REMITTANCE OF BVD BY SHAREHOLDERS TO PETROBRAS

For this Meeting, due to the effects of the COVID-19 (coronavirus), it is requested that, exceptionally, the shareholders who choose to exercise their right to use the BVD may do it directly to the Company, remit the following documents to the Investor Relations Department, only through the electronic address: **assembleias@petrobras.com.br**, with request for confirmation of receipt:

(i) BVD duly completed, signed and with all pages initialed, digital signature being allowed, by means of digital certificate;

(ii) Copy of the following documents:

(a) for individual investors:
- valid photo ID and CPF number;
- in the case of representative (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the representative's identity.

(b) for legal entities:
- latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
- CNPJ; and
- photo ID document of the legal representative.

(c) for investment funds:
- last consolidated fund rules with CNPJ;
- bylaws or social contract of its administrator or manager, as appropriate, and corporate documents proving the powers of representation; and
- photo ID document of the legal representative.

The following identity documents will be accepted, provided that with photo: ID, Foreigner ID, driver's license, Passport or officially recognized professional class cards.

The shareholder must deliver the **BVD** to the Company no later than five (5) days before the date of the meeting, that is no later than 3:00 p.m. (GMT-3 time zone) on August 22, 2021.

Petrobras has up to 3 (three) days from receipt of **BVD** to notify the shareholder that the documents sent are suitable for the vote to be considered valid or to advise that the **BVD** or the accompanying documents need to be rectified and sent back, observed the deadline for receipt of up to five (5) days prior to the date of the meeting.

RULES FOR SENDING AND VALIDATING THE BVD

In this Meeting, Petrobras will exclusively waive the need to send the physical copies of the shareholder representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, notarization, consularization, apostillation and sworn translation of all shareholder representation documents, simply by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above. Powers of attorney granted by shareholders by electronic means shall only be admitted if digitally signed, through digital certification that guarantees the authenticity and protection of the information sent.

Regardless of the shipping method chosen (to the custodian, to the managing institution of the book-entry shares or directly to Petrobras), it is recommended that the shareholder forward, transmit or to do the protocol the **BVD** (which will be available at least one month before the Meeting), together with the relevant documents, as far in advance as possible, so that there is sufficient time for Petrobras' evaluation and possible return with reasons for rectification, correction and resubmission of documents.

The **BVD** submitted, transmitted or filed (i) after the deadline, (ii) that is not properly filled in or (iii) that is not accompanied by the necessary documents, as applicable, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the **BVD** directly to Petrobras, he will be informed of the rejection of BVD via the indicated e-mail address.

INSTRUCTIONS ABOUT THE ELECTION TO THE BOARD OF DIRECTORS VIA BVD

In this Meeting there will be an election for 8 (eight) vacancies in Petrobras' Board of Directors that had been filled by the cumulative vote process in the Extraordinary General Meeting held on April 12, 2021.

Pursuant to the letter sent by the Company's controlling shareholder, Petrobras received the nomination of a slate containing 8 (eight) candidates to run for the Board of Directors. In addition, as disclosed on July 7, 2021, the Company received from minority shareholders the indication of 3 (three) candidates to run for the Board of Directors, if the cumulative vote procedure is adopted. The information related to the nominations for the Board of Directors of Petrobras is detailed in this Handbook for Shareholders Participation.

Other nominations of candidates for the Board of Directors may be made by shareholders who have the minimum participation required pursuant to CVM Instruction 481/09, which will be disclosed by Petrobras through a Notice to the Market.

Additionally, all candidates nominated by minority shareholders within the deadlines established in CVM Instruction No. 481/09 will be included in the **BVD**.

The minimum percentage of participation in the capital stock necessary to request the adoption of cumulative voting for the election of the Board of Directors members is 5% (five percent) of the voting capital, according to CVM Instruction no. 165, of December 11, 1991 with the wording provided by CVM Instruction no. 282, of June 26, 1998. The right to request the adoption of the cumulative voting process must be exercised by the shareholders up to 48 (forty-eight) hours before the meeting, that is, until at 3:00 pm – Brasília time – on August 25, 2021, under the terms established in paragraph 1 of article 141 of the Corporate Law. If the cumulative voting process is adopted, voting by a slate of candidates appointed by the controlling shareholder will lose its effect and the election will take place by candidate.

The election of the Board of Directors in **BVD** is structured as follows:

- **Items 1 and 2:** election by the slate system if the cumulative vote is not adopted.

- **Item 3:** simple question about the adoption of the cumulative vote.

- **Items 4 and 5:** election through the cumulative vote process, in which case the election by slate does not apply.

Election through the slate system - Items 1 and 2 of the BVD

- Item 1 (Simple Resolution): the shareholder may vote APPROVE, REJECT, or ABSTAIN in relation to the slate included in the **BVD**.

- Item 2 (Simple Question): if there is a change in the slate included in the **BVD** - change in one of the candidates to the Board of Directors - the shareholder must indicate whether or not he/she wishes to keep his/her vote in the slate chosen in response to item 1 above. E.g.: a "YES" vote in this item 2 (combined with an "APPROVE" vote in item 1), means that the shareholder will continue to vote for the slate even if one or more names are changed.

Request for Adoption of Cumulative Voting

- Item 3 (Simple Question): the shareholder may vote YES, NO or ABSTAIN in relation to the request for the adoption of cumulative voting. A "YES" vote in this item 3 means that the shareholder wishes that the cumulative vote process be adopted in the election of the members of the Board of Directors. If the shareholder votes "NO" or " ABSTAIN", their shares will not be counted for the purposes of the cumulative vote request.

Cumulative Voting - Items 4 and 5 of the BVD

These items of the BVD will only be considered if the cumulative vote process is adopted. In case the cumulative vote election process (items 4 and 5) is adopted, all candidates to the Board of Directors - both those nominated by the controlling shareholder and those nominated by minority shareholders - may receive votes individually.

- Item 4 (Board of Directors election by candidate – Only cumulative vote process): asks whether the shareholder intends to distribute the votes equally among all the candidates listed on the **BVD**, i.e. among the 11 candidates. Since there are 8 (eight) vacancies in dispute for the Board, the shareholder who votes "YES" in item 4 will have his votes distributed equally among the 11 (eleven) candidates, which means that his votes will be diluted among all the candidates listed in the **BVD**.

Attention: the shareholder who votes "ABSTAIN" in Item 4 will not have their votes counted in the election through the cumulative vote process. The shareholder who votes "YES" in Item 4 will not be able to vote

in Item 5. The shareholder who votes "YES" in Item 4 and, nevertheless, fills out the fields in Item 5, will have his vote in Item 5 disregarded, and the distribution of his votes among all of the BVD candidates will be valid.

To choose 1 (one) or more candidates to vote for individually, the shareholder must vote "NO" in Item 4 and inform the vote manually in percentages in Item 5 - as described below.

- Item 5 (Board of Directors election by candidate - Cumulative vote process only): field for the indication of the percentage of votes that the shareholder wishes to allocate to each candidate individually.

Important: **the indication of the percentage number to be allocated to each candidate must be done manually.** The shareholder should not mark the space next to the name of the candidate he/she wishes to choose only with an "X" (or other sign), nor give instructions like "YES" or "FOR", nor "NO" or "AGAINST". Only instructions in percentages (numbers) will be processed properly. Different instructions will be considered as abstentions. Voting instructions whose sum of the percentages indicated in item 5 is greater or lower than 100% will also be disregarded. Shareholders who vote through third-party systems should check whether these systems accept the insertion of numbers and, if not, what procedure they should adopt so that the numerical percentages are properly processed.

The Company informs that the instructions provided herein, as well as in the **BVD** itself, are intended to guide and clarify its **BVD** completion. The shareholder who chooses to exercise the right to **BVD** is solely and entirely responsible for its correct completion, either directly (Company's or CVM websites) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the managing institution of the book-entry shares of the Petrobras' shares).

TO CLARIFY ANY DOUBTS OR OBTAIN FURTHER INFORMATION ON HOW TO EXERCISE THE VOTE VIA BVD, PLEASE CONTACT YOUR BROKER, CUSTODIAN, SERVICE PROVIDER OR THE PETROBRAS INVESTOR RELATIONS TEAM AT:

E-mail: assembleias@petrobras.com.br
Phone: +55 21 99874-6839

Or with the company hired by Petrobras to support this Shareholder Meeting, Morrow Sodali:

E-mail: petrobras@investor.morrowsodali.com
Phone: +55 11 3198-7280

INSTRUCTIONS FOR ATTENDING THE GENERAL MEETING

Given the effects of the COVID-19 pandemic in Brazil and the measures taken by health authorities and governments to address the pandemic, especially with regard to limiting the circulation and reunion of people, **the Meeting will be held exclusively digital**, which is the reason why shareholder attendance can only be:

(a) **by Distance Voting Ballot ("Bulletin")** which ballot is available at the Company's website (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes), at the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br) or through its custody agent; or

(b) **by the Digital Platform**, in person or by an attorney-in-fact duly authorized under the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, in which case the shareholder may: (i) simply participate in the meeting, having or not sent the **Bulletin**; or (ii) participate and vote in the meeting. In this case, votes previously sent through the **Bulletin** will be disregarded, and the votes delivered during the meeting will be considered.

Participation via Distance Voting Ballot - BVD

Petrobras will adopt remote voting under CVM Instruction 481/09 ("ICVM 481"), allowing its shareholders to send their votes: (i) through its custody agent; (ii) through the Company's share bookkeeping agent at Banco Bradesco branches in Brazil, Bradesco´s Shareholder Service at 0800 701 1616, or by e-mail dac.escrituracao@bradesco.com.br; or (iii) directly to the Company: electronically, to the electronic mail assembleias@petrobras.com.br, addressed to Investor Relations Department, with request for confirmation of receipt.

Regardless of the method chosen (through its custody agent; through the Company's share bookkeeping agent or directly to the company) it is recommended that the shareholder send the **Distance Voting Ballot** (which is available at least one month before the meeting), with the required documents, as early as possible, so that there is enough time for Petrobras to assess the documents and eventually return for rectification, correction and resubmission of documents.

The **Distance Voting Ballot** sent, transmitted or filed (i) after the deadline, (ii) that is not correctly filled or (iii) is not accompanied by the requested documents, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the **Distance Voting Ballot** directly to Petrobras, he will be informed of the rejection of his vote through the indicated email address.

To check the delivery times, validity conditions and other requirements of the **Distance Voting Ballot**, please refer to the instructions present in the document **Instructions to Vote Through Distance Voting Ballot,** contained in this meeting handbook, or the **Distance Voting Ballot** itself.

The Company informs that the guidelines provided in the item **Instructions to Vote Through Distance Voting Ballot**, as well as in the **Distance Voting Ballot** itself, aim to guide and clarify its **Distance Voting Ballot** completion. The shareholder who chooses to vote through the **Distance Voting Ballot** is solely and entirely responsible for its correct completion, either directly (Company's or CVM websites) or indirectly (by transmitting the completion to custody agents, contracted voting recommendation consultants by the shareholder, or to the bookkeeping institution of the Company's shares).

Registration and Participation in the Digital Platform

Petrobras will make the **Digital Platform** available for shareholders to participate and/or vote remotely at the meeting, without prejudice to the use of the **Distance Voting Ballot** as a means of exercising voting rights.

For participation and voting at the meeting, shareholders shall observe all the procedures described below.

Shareholders who want to participate in the meeting, through the **Digital Platform**, must send a request to the Company by e-mail assembleias@petrobras.com.br, at least 48 hours before the meeting, that is, by 3:00 p.m. (GMT-3 times zone) on August 25, 2021, which must be duly accompanied these documents:

- **Individual investor:**

(a) valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted, provided that with photo: (i) ID; (ii) Foreigner ID; (iii) Passport; (iv) officially recognized professional class cards; or (v) driver's license.

(b) receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(c) personal e-mail for receiving an individual invitation to access the Digital Platform and consequent participation in the meeting.

- **Institutional investor or Legal Entity:**

(a) valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted, provided that with photo: (i) ID or (ii) Foreigner ID; (iii) Passaport; (iii) officially recognized professional class cards; or (iv) driver's license;

(b) documents evidencing representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of (i) the bylaws of the fund in force, (ii) the professional qualification documents of its director or manager, as the case may be; and (iii) the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Note that documents in English and Spanish do not need to be translated;

(c) receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(d) e-mail for receiving an individual invitation to access the **Digital Platform** and consequent participation in the meeting.

- **Participation by Proxy**

The shareholders may participate in the meeting by means of a duly constituted proxy, in compliance with article 126, paragraph 1 of Law No. 6.404 of December 15, 1976, as amended ("Brazilian Corporation Law").

Under the terms of Circular Letter/CVM/SEP/nº 01/2021, (i) any shareholder may be represented at the meeting by an attorney-in-fact established less than 1 (one) year, who is a shareholder, company administrator or lawyer, and , in publicly-held companies, the attorney-in-fact may also be a financial institution, with the investment fund manager being responsible for representing the tenants; and (ii) institutional shareholders may be represented at the meeting through their legal representatives or by a proxy duly constituted in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. Thus, there is no need for this agent to be a shareholder, company administrator or lawyer.

Any power of attorney drawn up in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Please note that the documents in English and Spanish do not need to be translated.

In any case, it should be noted that legal entities and investment funds who wish to be represented at the meetings by proxy must send, in addition to the appointment by proxy and the identity of the attorney-in-fact, all the documents mentioned above.

- **Foreign Shareholder Present at the Meeting**

Foreign shareholders shall submit the same documentation as Brazilian shareholders, and, exceptionally for this meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

- **American Depositary Receipts Holders**

Petrobras informs that American Depositary Receipts holders will be represented by JP Morgan Chase Bank NA, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. **Distance Voting Ballot** or through the **Digital Platform** <u>are not allowed</u>.

<u>Important remarks about the Meeting and the forms of participation</u>:

(1) The shareholder who has sent the **Distance Voting Ballot** n may also participate in the Meeting via the **Digital Platform**. To do so, it is mandatory to register on the **Digital Platform** as detailed below and in the other documents of this Meeting, and shareholders who are not duly registered will not be allowed to participate in the Meeting.

(2) In order to organize the proceedings, at the beginning of the Meeting, the Presiding Board will ask the shareholders who have sent a **Distance Voting Ballot** and, concomitantly, have qualified to participate via the **Digital Platform** whether the shareholder intends (a) only participate in the meeting, keeping valid and unchanged the votes already sent via **Distance Voting Ballot**; **OR** (b) participate and vote in the meeting, in which case its **Distance Voting Ballot** will be automatically cancelled, making it necessary

for such shareholder to cast the vote in relation to the matters on the Agenda again. If the shareholder chooses only to attend the Meeting (according to item "a"), the votes cast via the **Distance Voting Ballot** cannot be changed during the meeting.

(3) Since the Meeting will be held exclusively digitally, it will not be possible to physically attend the Meeting.

(4) The Company clarifies that, exceptionally for this Meeting, it will waive the need to send physical copies of the shareholders' representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, the notarization, consularization, and apostille of all the shareholder representation documents, and it will be sufficient to send a simple copy of the original copies of such documents to the Company's e-mail address indicated above. Powers of attorney granted by shareholders by electronic means shall only be admitted if digitally signed, through digital certification.

(5| Pursuant to the provisions of article 5, paragraph 3 of ICVM 481, access to the **Digital Platform** will not be allowed to shareholders who do not present the necessary registration documents within the established period.

(6) Once the request for qualification to participate through the **Digital Platform** is received, within the established deadlines and conditions, and the documentation provided is verified, Petrobras will send an individual and untransferable invitation to the shareholder's e-mail containing instructions to access the electronic system (the **Digital Platform**) and to participate in the Meeting. The shareholder who has qualified to participate in the Meeting via the **Digital Platform** (i) may participate and exercise its voting right through such platform; and (ii) will be considered present at the Meeting, pursuant to art. 21-V, § 1, of CVM Instruction 481/09. Shareholders whose Bulletin has been deemed valid by Petrobras will also be considered present at the Meeting.

(7) The registered shareholder on the **Digital Platform** undertakes: (i) to use the individual invitations solely and exclusively for the remote monitoring of the Meeting, (ii) not to transfer or disclose, in whole or in part, the individual invitation to any third party, shareholder or not, being the invitation non-transferable, and (iii) not to record or reproduce, in whole or in part, nor transfer to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

(8) The shareholder who has correctly requested to participate in the Meeting and has not received the individual invitation for virtual access until twenty-four (24) hours before the Meeting is held, that is, until 3:00 p.m. on August 26, 2021, should contact Petrobras' Investor Relations Department by e-mail assembleias@petrobras.com.br to resend instructions

(9) The **Digital Platform** satisfies the requirements set forth in Art. 21-C, § 1 of CVM Instruction 481, namely: (i) the possibility of manifestation and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the full recording of the Meeting; and (iii) the possibility of communication between shareholders

(10) The shareholders present at the Meeting authorize the Company to use any information contained in the recording of the Meeting for (i) registration of the possibility of manifestation and visualization of the documents presented during the Meeting; (ii) registration of the authenticity and security of the communications during the Meeting; (iii) registration of the presence and votes cast by the shareholders present; (iv) fulfillment of legal order from competent authorities; and (v) defense of the Company, its managers and third parties hired, in any judicial, arbitral, regulatory or administrative sphere.

(11) After the presentation of each matter on the Agenda of the Meeting, the shareholder present may speak through the **Digital Platform**, so that, in the order in which the requests are received by the

Presiding Board, through the opening of the audio. In order to maintain the good progress of the Meeting, a maximum time limit may be established for each shareholder present to speak.

(12) Petrobras recommends that registered shareholders test and familiarize themselves previously with the **Digital Platform** to avoid incompatibility of their electronic equipment with the platform and other problems with its use on the day of the Meeting.

(13) Petrobras requests that shareholders access the **Digital Platform** at least 30 minutes prior to the time scheduled for the beginning of the Meeting, in order to allow the validation of their access. **Petrobras clarifies that access will not be allowed after the time scheduled for the beginning of the Meeting.** Petrobras will not be responsible for any operational or connection problems that the shareholder may face, as well as for any other possible issues unrelated to the Company that may hinder or make it impossible the shareholder's participation in the Meeting.

(14) Despite the possibility of participating via **Digital Platform**, Petrobras recommends that shareholders adopt the **Distance Voting Ballot** in order to ensure the exercise of their vote at this Extraordinary General Meeting.

(15) Shareholders whose common shares have been used in the separate election of one (1) member of the Board of Directors held in the Annual General Meeting of Petrobras held on 07.22.2020, may not dispose of such shares in the election of members of the Board of Directors to be held in this Meeting. Pursuant to paragraph 8 of art. 141 of the Brazilian Corporation Law, the Company informs that it has a record identifying the shareholders who have cast votes in that separate election.

(16) Pursuant to art.141, §7, of the Brazilian Corporate law, and art. 19, item III, of the Company's Bylaws, whenever the election of the Board of Directors is made by the cumulative vote system and holders of common or preferred shares exercise the right to elect a Director, the Union shall be entitled to the right to elect Directors in the same number as those elected by minority shareholders and by the employees plus 1 (one), regardless of the number of Directors established in art. 18 of the Bylaws. Therefore, at this Meeting, if the cumulative vote process is adopted and 3 (three) candidates appointed by minority shareholders are elected, considering that the Board of Directors is already composed of 1 (one) member elected by the employees and 2 (two) members elected by minority shareholders in the separate election at the Annual General Meeting of 07/22/2020, the Federal Government will have the right to elect another 2 (two) Directors, in which case the Company's Board of Directors will be composed of 13 (thirteen) members, notwithstanding the statutory provision of up to 11 (eleven) members.

(17) The exercise of voting rights in the case of stock lending will be at the borrower's expense, unless the contract between the parties provides otherwise.

(18) The choice of the Meeting in an exclusively digital format was made as a measure to counter the pandemic of COVID-19.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

ELECTION OF 8 (EIGHT) MEMBERS OF THE BOARD OF DIRECTORS

Dear shareholders,

The election of the members of the Board of Directors, in accordance with the Company's Bylaws, will be held during the Extraordinary General Meeting (EGM).

In Petrobras' Extraordinary General Meeting of April 12, 2021 (EGM of 04/12/21), eight (8) of the eleven (11) members of the Company's Board of Directors were elected by the multiple vote process.

On 04/16/2021, the Board of Directors member elected by minority shareholders at the EGM of 04/12/21, presented a letter of resignation as a Board of Directors member, resignation that became effective on 05/31/2021.

Pursuant to articles 141 (Section 3) and 150 of Law 6,404/76 and article 25 of Petrobras' Bylaws, the position vacant due to the resignation of a Director may be ocupied by a substitute appointed by the Board of Directors itself, and the person elected will serve until the first General Shareholders' Meeting to be held later, with no obligation to call a Meeting specifically for this purpose.

Despite the legal and statutory provision above mentioned, the Board of Directors of Petrobras, in view of having received, from minority shareholders, requests to convene a General Meeting for the new election of the 8 (eight) Board of Directors member position elected by the multiple vote process, and even though no irregularities have been identified regarding the voting process held at EGM OF 04/12/04, Petrobras' Board of Directors decided, as disclosed in a press release on 06/15/2021, to convene an Extraordinary General Meeting for the election of the 8 (eight) Board of Directors members seats by the multiple vote process in the EGM of 04/12/04.

Petrobras received the following names to be appointed to the Board of Directors: Eduardo Bacellar Leal Ferreira, Carlos Eduardo Lessa Brandão, Cynthia Santana Silveira, Joaquim Silva e Luna, Márcio Andrade Weber, Murilo Marroquim de Souza, Ruy Flaks Schneider e Sonia Julia Sulzbeck Villalobos. And received from minority shareholders the nominations of the following candidates: José João Abdalla Filho, Marcelo Gasparino da Silva and Pedro Rodrigues Galvão de Medeiros.

The instructions for the appointment of a member of the Board of Directors can be found in the chapter "Verification of the Legal and Statutory Requirements and Restrictions required for Appointment as a Member of the Board of Directors of Petrobras" of this handbook.

Annexes I and II have the information related to the nominees for members of the Board of Directors, according to items 12.5 to 12.10 of the “Formulário de Referência”, as provided for in article 10 of CVM Instruction 481.

Rio de Janeiro, July 26, 2021.

Joaquim Silva e Luna
CEO

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS'S BOARD OF DIRECTORS MEMBER

The appointment of a member of Petrobras' Board of Directors, whether by the controlling shareholder, or by the minority shareholders, must fully comply with the requirements and prohibitions imposed by the Brazilian Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"): https://api.mziq.com/mzfilemanager/v2/d/25fdf098-34f5-4608-b7fa-17d60b2de47d/573fc239-eb11-a00e-7503-5d75f777c05c?origin=2, otherwise its tenure will not be granted.

Pursuant to article 21-L of CVM Instruction No. 481 of December 17, 2009, as amended by CVM Instruction No. 594/17, for nominations to be included in the Distance Voting ballot, they must be made by shareholders at least twenty-five (25) days before the date of the General Meeting.

Under the terms of art. 21, paragraph 4 of the Bylaws, appointments of candidates must be made no later than 16 (sixteen) working days before the date of the Extraordinary General Meeting, i.e., no later than August 04, 2021, by submitting the forms, included in the annexes, duly filled in, as well as attaching the documentation listed therein, in order to attest compliance with the requirements.

The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and assembleias@petrobras.com.br.

Once all documentation has been received, the People´s Committee ("COPE"), acting in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the form and supporting documentation, advising shareholders on the compliance with the requirements and non-occurrence of prohibitions for the position as established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Appointment Policy.

Exceptionally, indications made by the shareholders at a date later than sixteen (16) business days fixed in the Bylaws, and that do not have time for analysis by the COPE, will be analyzed by the Secretariat of the General Meeting, as provided for in article 22, paragraph 4, of Decree No. 8,945/16.

In the event that the Secretariat of the General Meeting analyzes the requirements, the candidate's investiture shall be conditional upon the analysis concerning the eligibility requirements observance and the recommendation of approval by such Committee, as provided in item 4.6.5.1 of the Appointment Policy.

Yet according to the Appointment Policy, if the People´s Committee does not recommend the approval of the candidate whose analysis of requirements was carried out in the, exceptional, form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it.

Annex I: Form of the Ministry of Economy – Senior Management Registration – Executive Officers or member of the Board of Directors;
Annex II: Supplementary Requirements - Independent Board Member ;
Annex III: Annex I of the Appointment Policy - Registration of Additional Integrity Requirements ;
Annex IV: Annex III of the Appointment Policy - Registry of independence of Board of Directors and Fiscal Council members;
Annex V: Annex IV of the Appointment Policy - Statement of Eligibility and Unblemished Reputation – listed companies;
Annex VI: Annex V of the Appointment Policy - Information about shareholdings;
Annex VII: ; CVM Statement and Law 13.303/2016;
Annex VIII: Statement on Politically Exposed Person;
Annex IX:; Declaration of independence; and
Annex X: Items 12.5 to 12.10 of the "Formulário de Referencia"..

ANNEX I

MINISTRY OF ECONOMY
Special Department for Privatization and Divestment
Department for the Coordination and Governance of State-Owned Companies

This registration must be signed and with initials on all pages, scanned in a single file along with supporting documentation of the qualifications informed in items 15, 17 and 19.

MANAGER'S REGISTRATION – Executive Officer or Board of Director Member

Compliance with Law 13,303, of June 30, 2016, and with Decree 8,945, of December 27, 2016.
Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (Board of Directors member or Executive officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million.

A. GENERAL DATA

1. Full name:		
2. CPF:	3. Birthday:	4. Gender ( ) M ( )F
5. Permanent Duty:		
6. Function held in commission:	7. Function code:	
8. Business Phone:	9. Personal Phone:	
10. Business e-mail:		
11. Personal e-mail:		
12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer		
13. If you have marked the position of Executive Officer, specify the Executive Officer:		
14. Company to which it was nominated:		

B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19)

15. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating postgraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and paragraph 1, of Decree 8,945/16)*
( ) Yes ( ) No
*Attach a copy of the graduation diploma (front and back) and/or copy of the postgraduate certificate (front and back) recognized or accredited by the Ministry of Education.

16. What is the area of your academic background most associated to the position for which you were nominated? (art. 28, item III and art. 62, item I, paragraph 2 of Decree 8,945/16)*

____

*Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated.

17. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16)*
Please tick only one option that can be documented.

a.( ) 10 years in the public or private sector, in the area of activity of the state-owned company
Experience in the company's area of activity means the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market: infrastructure sector, financial sector, information technology area, etc.

b. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a senior management;
Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by senior management. According to the legal area understandings of the Ministry of Economy, the function of senior management in the public sector should be interpreted as any position in commission or trust function held among those listed as Management Group Positions and Superior Counsel (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and equivalent functions within the other Powers (Legislative and Judiciary) or even within other national political entities (States), Municipalities and Federal District), precisely because the exercise of commissioned position or function of trust corresponds to the practice of attributions of head of the public squad.

c. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a senior management;
Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by senior management. According to the legal area understandings of the Ministry of Economy, the function of senior management in the sector private should be interpreted as any leading function.

d. ( ) 04 years in a management position (board of directors, executive officer or audit committee) in an undertaking of a size or object similar to that of the state-owned company;**
e. ( ) 04 years in senior management (two non-statutory hierarchical levels of the company) in an undertaking of a size or object similar to that of the state-owned company;**
f. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal person governed by domestic public law;
g. ( ) 04 years as a teacher or researcher, of superior level, in the area of performance of the state-owned company;
h. ( ) 04 years as a liberal professional in an activity related to the area of activity of the state company.

*Present as supporting documents ("a"-"h" items):
- Appointment and dismissal acts (preferably SIAPE extract with the effective count of exercise);
- Declaration of the company/body/institution;
- Records in work portfolio;
- Other evidence of effective exercise as a self-employed person.

**Additionally, for items "d" and "e", demonstrate that the company in which you acted is of size or object similar to the state one. And, for the item "e", also prove that the occupied senior management is in the two higher non-statutory hierarchical levels of the company.

18. Of the items indicated in item 17, describe the experience most associated to the position of administrator:*

____

*Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer

19. Do you have a well-known knowledge compatible with the position for which you have been appointed?
( ) Yes ( ) No

(Art. 28 of Decree 8,945/16)
*Present as supporting documents:
- Copy of the graduate diploma, Master or Doctorate (front and back);
- Declaration of completion of courses;
- Article(s) published;
- Declaration of the company/organization of professional work developed.

20. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?*

* The notorious knowledge can be recognized, by way of example, with the following trainings or experiences: a) Post-graduation, Master or Doctorate compatible with the position for which it was indicated; or b) published articles, professional work developed compatible with the position for which it was indicated; or (c) Extension courses compatible with the position for which he was appointed.

21. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No

22. It complies with the requirements of the Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No

C. IRREPROACHABLE CONDUCT AND PROHIBITIONS

23. Law 13,303/16, art. 17, paragraph 2, items I to V and Decree 8,945/16, art. 29, items I to XI	**Does it fit?**
I - is the representative of the regulatory body to which the state-owned company is subject?	( ) Yes ( ) No
II - is a Minister of State, State Secretary or Municipal Secretary?	( ) Yes ( ) No
III - holds at-will appointment in the federal, state or municipal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment)	( ) Yes ( ) No
IV - is a statutory officer of a political party or holds a mandate in the Legislature of any federative body, even if a licensed one?	( ) Yes ( ) No
V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV?	( ) Yes ( ) No
VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure?	( ) Yes ( ) No
VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign?	( ) Yes ( ) No
VIII - is a person holding a position in trade union organization?	( ) Yes ( ) No
IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Brazilian federal government, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment?	( ) Yes ( ) No
X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself?	( ) Yes ( ) No
24. Supplementary Law no 64/1990, art. 1-I (Clean record and Decree 8,945/16, art. 29, item XI	**Does it fit?**
a) is a person that cannot take voter's title, or is illiterate;	( ) Yes ( ) No
b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature;	( ) Yes ( ) No
c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected?	( ) Yes ( ) No
d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years?	( ) Yes ( ) No

e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band;	( ) Yes ( ) No
f) was declared unworthy of officership, or incompatible for a period of eight (8) years;	( ) Yes ( ) No
g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition?	( ) Yes ( ) No
h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years?	( ) Yes ( ) No
i) has held a position or function of executive officer, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree?	( ) Yes ( ) No
j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election?	( ) Yes ( ) No
k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature?	( ) Yes ( ) No
l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence?	( ) Yes ( ) No
m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary?	( ) Yes ( ) No
n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud?	( ) Yes ( ) No
o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary?	( ) Yes ( ) No
p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision?	( ) Yes ( ) No
q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?	( ) Yes ( ) No
25. Law 6,404/76, art. 147: Corporate Law	**Does it fit?**
§ 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices?	( ) Yes ( ) No
§ 2 - is considered a disqualified person by an act of the Brazilian Securities and Exchange Commission ("CVM")?* * CVM website, in the link of Sanctioning Action - Advanced Search.	( ) Yes ( ) No
§ 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or fiscal committees?	( ) Yes ( ) No
§ 3 (...): II - has conflicting interests with the company?	( ) Yes ( ) No

26. By Laws and Federal Audit Court ("Tribunal de Contas da União" or "TCU).: Does it fit?	
a) does fits into any fence provided for in the company's bylaws?	( ) Yes ( ) No
b) is included in the list of persons responsible to whom the TCU has declared Irregulars, Inactive and Disabled? * TCU website, in the link Services and Inquiries - Irregular, Inactive and Disabled.	( ) Yes ( ) No

I understand that they constitute a conflict of interest in the exercise of office or employment in the situations below, contained in Article 5 of Law 12,813/13, are within the scope of the Federal Executive Branch:

I - disclose or make use of privileged information, for one's own benefit or that of a third party, obtained as a result of the activities performed;

II - to exercise activities that imply the rendering of services or the maintenance of a business relationship with an individual or legal entity who has an interest in the decision of the public official or collegiate in which he or she participates;

III - carry out, directly or indirectly, an activity that by reason of its nature is incompatible with the duties of the position or employment, considering as such, the activity developed in related areas or matters;

IV - acting, even if informally, as a proxy, consultant, advisor or intermediary of private interests in the bodies or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities;

V - perform an act in the interest of a legal entity in which the public agent, his spouse, companion or relatives, inbred or alike, in a straight or collateral line up to the third degree, and who may benefit from it or influence in his acts of management;

VI - to receive a gift from anyone interested in the decision of the public agent or collegiate in which he participates outside the limits and conditions laid down in the Regulation; and

VII - to render services, even if occasional, the company whose activity is controlled, supervised or regulated by the entity to which the public agent is bound.

Aware of the possible civil, administrative and criminal penalties, that any statements false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by People Committee.

Place and Date

Signature of the Nominee

SEST/ME: Updated on 01.16.2020.

ANEXO II

MINISTRY OF ECONOMY

Special Department for Privatization and Divestment
Department for the Coordination and Governance of State-Owned Companies

Additional Requirements - Independent Board Member

Compliance with Decree 8,945 of December 27, 2016.

1. INDEPENDENCE - Decree 8.945/16, art. 36, paragraph 1	**According?**
I - has links with the state-owned company, or with the company in its state-owned conglomerate, except as regards participation in the Board of Directors of the parent company or participation in its share capital;	( ) Yes( ) No
II – is a spouse or relative by blood or affinity or by adoption, up to the third degree, of Chief Executive Officer, Minister of State, Secretary of State, Federal District or Municipality or administrator of the state company or company of its state conglomerate.	( ) Yes( ) No
III – has, for the past three (3) years, maintained a link of any kind with the State enterprise or its controllers which might compromise its independence;	( ) Yes( ) No
IV – is or has been, for the past 3 (three) years, an employee or director of the state-owned enterprise, an enterprise in its state conglomerate or an affiliated enterprise;	( ) Yes( ) No
V – is a direct or indirect supplier or purchaser of services or products of the State enterprise or its conglomerate company;	( ) Yes( ) No
VI – is an employee or director of an undertaking or an entity which offers or solicits services or products from the State enterprise or from its State conglomerate.	( ) Yes( ) No
VII – receives other remuneration from the state-owned company or from the company in its state conglomerate, in addition to that related to the position of director, except for the remuneration arising from participation in the company's capital. **Notes:** *Members of the Board of Directors may hold office in the company's own Statutory Audit Committee, provided that they opt for the remuneration of a member of the said Committee (Decree 8,945/16, art. 38, paragraph 9). For the purposes of this article, directors elected by minority shareholders, but not those elected by employees, shall be considered independent (Decree 8,945/16, art. 36, paragraph 3).*	( ) Yes( ) No

I declare that I am aware of the possible civil, administrative and criminal penalties that any false statements may entail. I declare that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used for the purpose of analyzing the requirements and prohibitions for investiture in the position of Board Member, as an independent member.

____________________ Place and date

____________________ Signature

SEST/ME: atualizado em 11/12/2019.

ANNEX III

FORM
Registration of Additional Integrity Requirements

Applicable to nominations for Fiscal Council Members, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras

INFORMATION OF THE POSITION INTENDED
POSITION INTENDED:
COMPANY:
ASSIGNMENT OF POSITION:
STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐

CANDIDATE INFORMATION	
NAME:	Enrollment number:
CPF:	
Marital Status:	
ID no:	Date of issue/Issuing agency:
Date of birth:	Natural of (City/State):
Father's name:	
Mother's name:	
Responsible for appointment[1]:	
Care of[2]:	

[1] Field for the use of Petrobras nominees.
[2] Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

Additional Integrity Requirements	
I) Clean record – CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	

Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No
VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras	
Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated companies[a]? Indicate the companies and if any is in liquidation:	( ) Yes ( ) No
Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras' subsidiaries, controlled and affiliated companies[a]?	( ) Yes ( ) No

[a] Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:	
Requirements	**Means of verification**
Commercial and financial issues and Legal and/or Administrative Proceedings	• Petrobras may request the submission of additional documents, if any self-declaration incompatibility of the indicated or during the process of verifying the conformity of the indication.
Identification documents	• Copy of CPF and ID card • Copy of Marriage Certificate
Tax debts (federal, state or municipal)	• Negative or positive certificates with effects of negative, of federal tax/tax liabilities, state and municipal of your home in the last 5 (five) years.

Aware of the possible civil, administrative and criminal penalties, that any declarations false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the People Committee or by the Statutory Technical Committee on Governance and Compliance, as applicable.

____________________ ____________________________

Place and date Signature of the Nominee

ANNEX IV

REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS

PERSONAL INFORMATION AND CONTACT		
Full name:		
ID:	Issuer:	Issuing date:
Tax ID (CPF):		
Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16)		

I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors or participation in its share capital?	( ) Yes ( ) No
II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer of Petrobras or its subsidiaries based in Brazil?	( ) Yes ( ) No
III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence?	( ) Yes ( ) No
IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates?	( ) Yes ( ) No
V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil?	( ) Yes ( ) No
VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its subsidiaries based in Brazil?	( ) Yes ( ) No
VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board Member, except for the compensation resulting from interest in the company's share capital?	( ) Yes ( ) No

Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee or by the Statutory Technical Committee on Governance and Compliance, as applicable.

__________________________ __________________________

Place and date   Signature of the appointed person

ANNEX V

DECLARATION OF ELIGIBILITY AND CLEAN RECORDS - Publicly-held companies

Applicable to nominations for Directors and Executive Officers.
I hereby declare, under the terms of the law (Article 147 of Law 6404/76):

Personal and Contact Information		
Full Name:		
Tax ID:	Issuer:	Date of Issue:
CPF:		
Domicile(s) in which, if appointed administrator, you will receive summonses and subpoenas in administrative and judicial proceedings relating to acts of management which will be deemed to have been fulfilled by delivery to the indicated domicile, which may only be changed by communication to the company.		
Address 1:		
Address 2:		
Address 3:		

I - I am prevented by special law, or convicted of bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that forbids, even temporarily, access to public positions, as provided for in Paragraph 1 of Article 147 of Law No. 6,404/76;	( ) Yes ( ) No
II - I am hereby sentenced to temporary suspension or disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management positions in a publicly-held company, as established in Paragraph 2 of Article 147 of Law No. 6,404/76;	( ) Yes ( ) No
III - meeting the requirement of unblemished reputation established by § 3 of art. 147 of Law no. 6404/76;	( ) Yes ( ) No
IV - I hold a position in a company that may be considered a competitor of the company, and I have or represent a conflicting interest with that of the company, in the form of items I and II of Paragraph 3 of Article 147 of Law No. 6,404/76*.	( ) Yes ( ) No

* For the purposes of item IV above, a person is presumed to have an interest conflicting with that of the company which cumulatively:

I - has been elected by a shareholder who has also elected a director of a competing company; and

II - maintain a bond of subordination with the shareholder who elected you.

In the event that the answer to item IV above is not completed, the declarant must clarify in detail the reasons that prevent the declaration.

____

Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee or by the Statutory Technical Committee on Governance and Compliance, as applicable.

________________________ ______________________________

Place and Date Signature of the Indicator

ANNEX VI

INFORMATION ON SHAREHOLDING

Applicable to nominations for Board of Directors, Executive Board, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras

Personal Data and Contact:		
Full Name:		
Tax ID:	Date of Issue:	CPF:

Information on shareholdings held by the nominee *:		
Company name:	CNPJ or equivalent identification in the country of registration:	Shareholding (percentage of total and voting capital):

* Information on non-significant shareholdings in publicly traded corporations that do not have the potential to generate a conflict of interest with Petrobras is waived.
Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee or by the Statutory Technical Committee on Governance and Compliance, as applicable.

____________________ ______________________________

Place and Date Signature of the Indicator

ANNEX VII

DECLARATION

In compliance with the provisions of Instruction No. 367 of 29 May 2002 of the Brazilian Securities and Exchange Commission (*"Comissão de Valores Mobiliários"* or *"CVM"*), as well as with the provisions of Law No. 13,303/2016, I, the undersigned, declare, under the penalties of the law, that:

I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6,404/76;

II - I am not condemned to the penalty of suspension or temporary disqualification applied by the CVM, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6,404/76;

III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6,404/76;

IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, in the form of items I and II of paragraph 3 of article 147 of Law nº 6,404/76.

[place], [date].

____

[name]

ANNEX VIII

DECLARATION ON POLITICALLY EXPOSED PERSON

Definition of Politically Exposed Persons (PEP) as per CVM Instruction No. 617/2019, Annex 5-I:

Art. 1 For the purposes of the provisions of this Instruction, the following persons are considered politically exposed:

I – holders of elective mandates from the Executive and Legislative Branches of the Brazilian federal government;

II - the occupants of office, in the Executive Administration of the Brazilian federal government, of:

a) Minister of State or equivalent;

b) special nature or equivalent;

c) president, vice president and director, or equivalent, of indirect public administration entities; and

d) senior management and advisory group – DAS, level 6, or equivalent;

III – the members of the Supreme Federal Court, Superior Courts and Regional Federal, Labor and Electoral Courts;

IV – the Attorney General of the Republic, the Labor Attorney General, the Military Justice Attorney General and the Justice Attorneys General of the States and the Federal District;

V – the members of the Court of Auditors and the Attorney General of the Public Ministry at the Court of Auditors of the Brazilian federal government;

VI – the presidents and national treasurers, or equivalent, of political parties;

VII - governors and secretaries of State and of the Federal District, state and district deputies, presidents, or equivalent, of state and district indirect public administration entities and presidents of Courts of Justice, Military, Accounts or equivalent of State and the Federal District;

VIII – mayors, councilors, presidents of audit courts or equivalent of municipalities.

Paragraph 1 For the purposes of the provisions of this Instruction, politically exposed persons are also considered to be those who, abroad, are:

I – heads of state or government;

II – higher-ranking politicians;

III – occupants of senior government positions;

IV – general officers and members of higher levels of the judiciary;

V – senior executives of public companies; or

VI – leaders of political parties.

Paragraph 2 For the purposes of the provisions of this Instruction, politically exposed persons are also considered to be the senior managers of public or private international law entities.

Paragraph 3 For the purpose of identifying politically exposed persons who fall under the heading, the persons mentioned in items I to IV of art. 3 of the Instruction must consult the specific database, made available by the Brazilian federal government.

Paragraph 4 For the purpose of identifying politically exposed persons who fall under paragraphs 1 and 2 of this article, the persons mentioned in items I to IV of art. 3 of the Instruction must resort to open sources and public and private databases.

Paragraph 5 The condition of politically exposed person lasts up to 5 (five) years from the date on which the person ceased to fit in the caput and in paragraphs 1 and 2 of this article.

Paragraph 6 For the purposes of the provisions of item I, paragraph 2 of art. 5 of this Instruction, the following are considered:

I – family members: relatives, in the direct line, up to the second degree, spouse, partner, stepson and stepdaughter; and

II - close collaborators:

a) natural persons who are known to have a partnership or joint ownership in legal entities governed by private law or in arrangements without legal personality, who appear as agents, even if by private instrument, or have any other type of close relationship of public knowledge with a politically exposed person; and

b) natural persons who have control of legal entities governed by private law or in unincorporated arrangements, known to have been created for the benefit of a politically exposed person.

STATEMENT

DECLARE for the appropriate purposes that:

____**NO,** I am NOT a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I, as I do not fit into any of the situations that characterize PEP.

____**YES,** I am a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I.

Mandate Exercised at Petrobras	Duration

AND/OR

Name of Politically Exposed Person	Nature of Relationship

[city], [day] of [month] of 2021.

____

[SIGNATURE]

ANNEX IX

DECLARATION OF INDEPENDENCE

Article 22, Paragraph 1 of Law No. 13.303/2016; Article 36, Paragraph 1 of Decree No. 8.945/2016, Regulation of Listing of Level 2 of Corporate Governance and Article 18, Paragraph 5 of the Bylaws

In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Brazilian Securities and Exchange Commission ("Comissão de Valores Mobiliários" or "CVM"), we request answering the following questions:

I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock?

( ) yes ( ) no

II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Brazilian federal government that could jeopardize your independence, except for the participation in its capital stock?

( ) yes ( ) no

III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, the Brazilian federal government or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction)

( ) yes ( ) no

V - are you or have you been, for the last three (3) years, an employee or Executive Officer of Petrobras, its subsidiaries or its affiliates or the Brazilian federal government?

( ) yes ( ) no

VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board of Directors Member[1], except for the compensation resulting from participation in the company's capital?

( ) yes ( ) no

1 Where Law no. 13,303/2016, in its article 22, Paragraph 1º, VII mentions "Board of Directors member" we must interpret as "Board of Directors member or member of the Statutory Audit Committee of Petrobras or of the Petrobras Conglomerate", in order to be compatible with the wording of article 38, Paragraph 9 of Decree no. 8,945/2016.

STATEMENT

DECLARE for the appropriate purposes that:

(___) **YES** I am an Independent Board of Directors Member, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

(___) **NO** I am an Independent Board of Directors Member, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

[place], [date].

____

[name]
Board of Directors Member

1. Where Law 13.303/2016, in its article, 22,§1º,VII mentions "director" we should interpret as "Director or member of the Statutory Audit Committee of Petrobras or of the Conglomerate**", in order to make it compatible with the wording of article 38,§9º of Decree 8.945/2016.**

ANNEX X

Items 12.5 to 12.10 of the Reference Form

12. General shareholders' meeting and management

12.5	In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table:
a.	name
b.	date of birth
c.	occupation
d.	Tax ID (CPF) or passport number
e.	elective office held
f.	election date
g.	initial date of term of office
h.	term of office
i.	other positions or roles held in the issuer
j.	elected by the controller or not
k.	if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence
l.	number of consecutive terms
m.	information about:
	i. main professional experiences along the last 5 years, indicating:
	• name and business segment of the company
	• position
	• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer
	ii. indication of all officer positions in other companies or organizations in the third sector

n. description of any of the following events that have occurred along the past 5 years:	
i. any criminal conviction	
ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied	
iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity	
12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office	
12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory	
12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office	
12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:	
a. officers of the issuer	
b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer	
c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer	
d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer	
12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and:	
a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital	
b. a direct or indirect controller of the issuer	
c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons	

[city], [month] [day], 2021.

[SIGNATURE]

ANNEX I

INFORMATION ABOUT THE CANDIDATES NOMINATED BY THE CONTROLLING SHAREHOLDER FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER

Name CPF (Individual Taxpayer's ID)	Date of Birth Occupation	Management Body Elective position to be held	Term of Office No. of Consecutive Terms
Eduardo Bacellar Leal Ferreira 265.598.977-53	06/02/1952 Military	Board of Directors Chairman of Board of Directors	Until the 2022 AGM 1
Carlos Eduardo Lessa Brandão 797.788.527-15	08/12/1959 Civil Engineer	Board of Directors Board Member	Until the 2022 AGM 0
Cynthia Santana Silveira 693.401.457-04	02/13/1960 Electrical Engineer	Board of Directors Board Member	Until the 2022 AGM 0
Joaquim Silva e Luna 334.864.767-34	12/29/1949 Military	Board of Directors Board Member	Until the 2022 AGM 0
Márcio Andrade Weber 184.296.020-20	12/19/1953 Civil Engineer	Board of Directors Board Member	Until the 2022 AGM 0
Murilo Marroquim de Souza 043.198.184-15	06/04/1948 Geologist	Board of Directors Board Member	Until the 2022 AGM 0
Ruy Flaks Schneider 010.325.267-34	02/28/1941 Industrial Mechanical and Production Engineer	Board of Directors Board Member	Until the 2022 AGM 1
Sonia Julia Sulzbeck Villalobos 022.306.678-82	06/06/1963 Business Administrator	Board of Directors Board Member	Until the 2022 AGM 1

Summarized curriculum of candidates:

Eduardo Bacellar Leal Ferreira

Mr. Eduardo Leal Ferreira is currently the Chairman of Petrobras' Board of Directors since 2019. He is Reserve Fleet Admiral and was Commander of the Brazilian Navy (2015- 2019), having therefore reached the top of his career. In addition to the Naval School, Eduardo Leal Ferreira took postgraduate courses at the Brazilian Naval War College and at the Chilean Naval War Academy. Among the positions he held it is worth mentioning the Captain of the Ports of Rio de Janeiro (2003-2004) and Director of Ports and Coasts (2010-2012), when he had the opportunity to deepen connections with the offshore activities related to the oil industry. He was also Commander of the Naval School, of

the War College (2013-2015), and Commander-in-Chief of the Brazilian Fleet (2012-2013). Abroad, he served in Chile (1992) and was an instructor at the U.S. Naval Academy in Annapolis (1987-1989). Admiral Leal Ferreira declared himself to be a non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Carlos Eduardo Lessa Brandão

Mr. Carlos Eduardo Lessa Brandão is a civil engineer (UFRJ), Master in Energy Planning (COPPE/UFRJ) and PhD in History and Philosophy of Science (HCTE/UFRJ), with an Executive MBA in Finance (IBMEC). He is a partner at JFLB Ltda. (since 2005) working in governance and sustainability consulting and executive education. Mr. Brandão has 18 years of experience as an executive in heavy construction, IT, payment means, telecommunications, e-commerce and geographic information systems. He has served in business development and M&A, as CFO and executive director of holdings (AG Telecom and Valepontocom) and portfolio companies. Since 2016 he has served as an independent board member. He was a board member at Companhia de Distribuição de Gás do Rio de Janeiro (2016-18), Progen S/A (2016-18), Cemig (2017-18) and Multiner S/A (2018-21). He is an advisory board member for Santa Ângela Urbanização e Construções Ltda. Regarding ESG issues, he is a board member of the Brazilian Institute of Corporate Governance-IBGC and a member of the Standards Advisory Council of B Lab (USA). He was a member of the boards of the Ethos Institute, the Corporate Sustainability Index-ISE of B3, the Ethical Fund, and the Stakeholders Council of the Global Reporting Initiative (Netherlands). He is a third-party asset manager authorized by the CVM and a board member certified by the IBGC (CCA+). Mr. Carlos Eduardo Lessa Brandão has declared to be an independent Board Member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Cynthia Santana Silveira

Mrs. Cynthia Santana Silveira is an electrical engineer graduated from Universidade do Estado do Rio de Janeiro - UERJ, with Master's degrees in Mechanical Engineering from Universidade Federal do Rio de Janeiro - COPPE/UFRJ and in Gas Engineering from École des Mines de Paris. Her professional career was developed in the oil and gas industry, having worked at the French operator Total for 17 years. Between 2004 and 2015, she was the Executive Director of Gas and Electricity of this company. She also served as an elected Executive Officer at the Brazilian Institute of Oil, Gas and Biofuels - IBP between 2011 and 2015 and as an Executive Officer at BBPP Holding

from 2004 to 2015. Since 2015, she has been an independent consultant at EXERGIA Consultoria e Projetos, where she is a partner. Cynthia Silveira has relevant experiences as Board Member and Member of Committees of companies and institutions in the oil and gas sector. She has served as a member of the Board of Directors of Transportadora Associada de Gás (TAG) (from Dec/2019 to Jul/2020), Transportadora Brasileira Gasoduto Bolívia - Brasil (TBG) (from Nov/2002 to Jul/2003, from Mar/2005 to Mar/2006, from Mar/2007 to Feb/2009, from Mar/2010 to Mar/2012, from Mar/2013 to Apr/2015) and Transportadora Sulbrasileira de Gás (TSB) (from Apr/2005 to Dec/2005, from Oct/2009 to Oct/2012, from Apr/2013 to Apr/2015); member of the Executive Committee of the International Gas Union (IGU); and member of the Natural Gas Coordinating Committee of the Brazilian Petroleum Institute (IBP) (2011-2015). She is member of the Board of Directors of Petrobras since April 2021. Ms. Cynthia has declared to be an independent Board Member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Joaquim Silva e Luna

Mr. Joaquim Silva e Luna is a member of the Board of Directors of Petrobras and CEO since April 2021. As professional experience, Joaquim Silva e Luna was General Director of Itaipu Binacional. He is a reserve Army General and served in the Ministry of Defense until January 2019, having reached the top of the hierarchy in his career. He is post graduated in Projects and Systems Analysis at the University of Brasilia, post graduated in Army Politics, Strategy and High Administration, Master in Military Operations and holds a PhD in Military Sciences. Among the positions he held are those of Commander of several Engineering and Construction Companies in the Amazon, instructor at the Officer Improvement School and at the Army Command and General Staff School, Chief of the Intelligence Section at the Land Operations Command, and Press Section at the Army Social Communication Center, the position of Commander of the 6th Construction Engineering Battalion, the position of Commander of the 16th Jungle Infantry Brigade, the position of Director of Assets, the position of Chief of Staff of the Army Commander, the position of Chief of Staff of the Army, the position of Secretary of Personnel, Education, Health and Sports of the Ministry of Defense, the position of Secretary-General of the Ministry of Defense, the position of Minister of Defense and the position of General Director of Itaipu Binacional. He was the first military man to hold the positions of Secretary-General of the Ministry of Defense and Minister of Defense. He is fluent in English. He was a Board Member of Amazônia Azul Tecnologia de Defesa S.A. (AMAZUL) for three years. Mr. Joaquim Silva e Luna declared that he is a non-independent member of the Board of Directors pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Márcio Andrade Weber

Mr. Márcio is a civil engineer with a degree from UFRGS (1975), specialized in petroleum engineering by Petrobras. He joined Petrobras in 1976 where he worked for 16 years, having been one of the pioneers in the development of the Campos Basin, and then held several managerial and directive positions among which are activities abroad, in the international area of Petrobras, in Trinidad (1980-1981), Libya (1984-1986) and Norway (1987-1990). He was a member of the Board of Petrobras International Services (Braspetro) (1991-1992) and Director of Petroserv S.A. (2007-2020), developing the company's participation in E&P activities, support navigation and drilling rigs for deepwater. As CEO of BOS Navegação (a JV between Petroserv and two foreign companies) he was responsible for the construction of 4 support tugboats in Brazilian shipyards. In parallel, as Director of Petroserv he participated in the construction and operation of 4 deepwater drilling rigs, units that among his clients are Shell and ENI (Indonesia). He was advisory for PMI group that operates these units (2020-2021). He is member of the Board of Directors since April 2021. Mr. Márcio Andrade Weber declared that he is an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Murilo Marroquim de Souza

Mr. Murilo has a degree in geology from the Federal University of Pernambuco and a master's degree in geophysics from the University of Houston, Texas, USA. He has been working in the oil industry for 50 years, having performed activities in more than 20 countries in America, Europe, Africa and Asia. He worked at Petrobras from 1971 to 1994, where he held several managerial positions in the exploration and production area, and was Director of Brasoil UK (1989-1993), in London, with exploration activities in the North Sea and other Basins. He was General Manager for IBM's Oil Industry Solutions Unit in Latin America (1994-1998). He worked as a consultant, working for ANP in several projects (1998-1999), and in Ipiranga as Advisor for Exploration and Production (1999-2001). From 2001 to 2011 he was CEO of Devon Energy do Brasil (Ocean Energy) and since 2011 he is CEO of Visla Consultoria de Petróleo, a consulting firm focused on special projects for the energy industry. He has been a Member of the Board of Directors of Petrobras since April 2021. Mr Murilo Marroquim de Souza declared to be an Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Ruy Flaks Schneider

Mr. Ruy Flaks Schneider is an industrial mechanical and production engineer who graduated from the Pontifical Catholic University of Rio de Janeiro (PUC/RJ) in 1963 and received his master's degree in economic engineering from Stanford University in 1965. Navy Reserve Officer. He founded the Department of Industrial Engineering at PUC/RJ, becoming its first Director (1966-1968), establishing the first Master's program in Industrial Engineering in Brazil. With several published articles, he is a lecturer in Brazil and abroad. Accumulated vast experience, both as an executive and as a member of the Board of Directors and Fiscal Council of large companies, including Xerox do Brasil SA (1966-1970), Banco Brascan de Investimento SA and Banco de Montreal SA - Montreal Bank (1970-1998), Grupo Multiplan (1988-1991) and INB Indústrias Nucleares do Brasil (2007-2012). Served as a member of the Central Bank's Advisory Council for capital markets, participating in advising on the preparation of the foreign debt conversion program. Created the first multi-sponsored pension fund and introducer of Defined Contribution funds in Brazil. He has been a member of the Board of Directors of Eletrobras since 2019 and of Petrobras since 2020. Mr. Ruy Flaks declared to be an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Sonia Julia Sulzbeck Villalobos

Ms. Sonia holds a bachelor's degree in public administration and a master's degree in business administration with a focus in finance, both from the São Paulo School of Business Administration (FGV EAESP). Sonia Villalobos has more than 30 years of experience in the Brazilian stock market and in 1994 became the first person from South America to receive the CFA charter. Sonia Villalobos worked from 1985 to 1987 at Equipe DTVM, and from 1987 to 1989 at Banco Iochpe as an investment analyst. From 1989 to 1996, she worked at Banco Garantia as the head of the investment analysis department, where she was elected best analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked for Bassini, Playfair & Associates from 1996 to 2002 and was responsible for private equity in Brazil, Chile and Argentina. From 2005 to 2011, she worked for Larrain Vial as an asset manager. From 2012 to 2016, Sonia Villalobos worked as a founding partner and equity fund manager in Latin America for Lanin Partners. Since 2016, she has been a professor at Insper for post-graduate students in disciplines related to asset management and financial statement analysis. Sonia Villalobos has been a member of the Board of Directors

of Telefônica do Brasil since 2016 and of LATAM Airlines Group S.A. since 2018. She has also served as member of the Board of Directors between 1996 and 2002 for TAM Linhas Aéreas, Método Engenharia (Brasil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). She was a member of Petrobras' Board of Directors from 2018 to 2020, elected again in 2021. Mrs. Sonia Julia Sulzbeck Villalobos declared to be an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to:

(i) criminal convictions;
(ii) convictions in administrative proceedings of the CVM; and
(iii) final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- Mr. Ruy Flaks Schneider, together with the other Directors, Fiscal Councilors and Officers of TEKA Tecelagem Kuehnrich S.A., received a penalty of a monetary fine in March 2018, which was paid. In this case, the referred penalty is related to articles 142, items III and V and article 153, of Law 6,4040/1976, not considering that, because the company is under Judicial Recovery, the financial statements should comply with Law 11,101/2005 - Bankruptcy and Judicial Recovery Law (today, Law 14,112/20). An appeal was filed with the National Council of Appeals of the National Financial System ("CRSFN"), pointing out that, at the time, the company, under judicial reorganization, complied with the determinations of Law 11.101/2005 (today, Law 14.112/2020) with respect to the Statements, CRSFN, however, did not grant the appeal.

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported according to item 12.9 of the “Formulário de Referência”.

- In compliance with item 12.10 of the "Formulário de Referência", the candidates informed the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and:

a. company controlled, directly or indirectly, by Petrobras: Not applicable

b. controlling shareholder of Petrobras:

(i) Mr. Eduardo Bacellar Leal Ferreira reported having a relationship of subordination to the controlling shareholder of Petrobras, since he is currently Admiral of the Fleet and was Commandant of the Brazilian Navy until January 2019.

(ii) Mr. Joaquim Silva e Luna informed that he has a subordinate relationship to the Petrobras controlling shareholder, once he is a Military of the Remunerated Reserve.

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable

The People's Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"). Before this meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address: https://www.investidorpetrobras.com.br/acoes-dividendos-e-divida/assembleias-e-reunioes (in Portuguese).

In compliance with CVM Instructions 480/09 and 481/09, we inform the percentage of participation of nominees in meetings of the Board of Directors and Advisory Committees to the Board of Directors, as the case may be, that occurred after taking office.

- Meetings of the Board of Directors held in 2020:

Board of Directors		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
EDUARDO BACELLAR LEAL FERREIRA	30	100%
RUY FLAKS SCHNEIDER	14	100%
SONIA JULIA SULZBECK VILLALOBOS	20	100%

- Meetings of the Peoples' Commitee held in 2020:

Peoples' Commitee		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
RUY FLAKS SCHNEIDER	10	100%

- Meetings of the Statutory Audit Committee held in 2020:

Petrobras Statutory Audit Committee (CAE)		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
SONIA JULIA SULZBECK VILLALOBOS	28	100%

- Meetings of the Conglomerate Statutory Audit Committee held in 2020:

Petrobras Conglomerate Statutory Audit Committee (CAECO)		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
RUY FLAKS SCHNEIDER	13	100%

ANNEX II

INFORMATION OF THE CANDIDATE APPOINTED BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER

Candidates appointed by investment funds of Absolute Gestão de Investimentos, Moat Capital Gestão de Recursos and Banco Clássico

Candidate indicated by minority shareholders			
Name	**Date of Birth**	**Management Body**	**Term of Office**
CPF (Tax Number)	**Profession**	**Elective office held**	**No. of Consecutive Terms**
José João Abdalla Filho 245.730.788-00	05/30/1945 Banker	Board of Directors Board Member indicated by minority shareholders	Until AGM 2022 0
Marcelo Gasparino da Silva 807.383.469-34	02/13/1971 Lawyer	Board of Directors Board Member indicated by minority shareholders	Until AGM 2022 0
Pedro Rodrigues Galvão de Medeiros 010.584.087-47	10/14/1983 Engineer	Board of Directors Board Member indicated by minority shareholders	Until AGM 2022 0

BOARD OF DIRECTOR MEMBER NOMINEE BY MINORITIES SHAREHOLDERS

José João Abdalla Filho

Mr. José João Abdalla Filho is a banker, CEO and controlling shareholder of Banco Clássico S.A. He is also CEO of Dinâmica Energia S.A., Jupem S.A. Participações e Empreendimentos, Navegação Porto Morrinho S.A. – NPM, Agro Imobiliária Primavera S.A. and Socal S.A. Mineração e Intercâmbio Comercial e Industrial. He is a member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – TAESA and Companhia Energética de Minas Gerais – CEMIG, besides being an alternate member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro – CEG. The candidate declares to be an independent member of the board according to the criteria provided for in Article 18, paragraph 5 of the company's bylaws.

Marcelo Gasparino da Silva

Mr. Marcelo Gasparino da Silva is a lawyer graduated from the Federal University of Santa Catarina and a specialist in Corporate Tax Administration from ESAG. Executive training in mergers and acquisitions at London Business School, and CEO FGV (IBE/FGV/IDE). Professor at Fundação ENÁ - School of Government for certification of administrators of state-owned companies and public-owned companies.

For the past 10 years, he has served as an independent board member in publicly traded companies, with more than 30 mandates, 6 of which as Chairman of the Board of Directors. He is Chairman of the Board of Directors of ETERNIT since 2017, Board Member of VALE since 2020, of CEMIG since 2016 and was a member of the Board of Directors of PETROBRAS in 2021. He is Coordinator of the Sustainability Committee of VALE appointed by José Luciano Penido, until then coordinator and who was elected Chairman. He is a member of the Finance and Strategy Committee of CEMIG, Coordinator of the Photovoltaic Generation Committee of ETERNIT. He was a member of the Investment and Minority Representatives committees at Petrobras. With experience in the mining and steel, oil & gas, petrochemical, logistics, power generation, transmission and distribution, natural gas distribution, steel transformation, base industry, civil construction, roofing for civil construction including photovoltaic generation, warehousing and sanitation sectors, he acquired skills, capacities and knowledge, skills that allow him to contribute in the most diverse matters and strategies that are addressed in the boards in which he participates, such as turnaroud, ESG, capital structure, mergers & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, including judicial reorganization, executive succession, legal issues of high complexity and leadership in facing crises of global impact such as COVID-19. He has been a Board Member certified by the Brazilian Institute of Corporate Governance - IBGC since 2010. He began his executive career as Legal and Institutional Director of CELESC (2007-2009); He was Chairman of the Board of Directors of USIMINAS during the peak of the economic crisis of 2015-16 amidst the largest Brazilian corporate conflict, with its shares reaching a value of R$0.85 in January 2016 and surpassing R$4.00 in April, after important action by the Board. In April 2017, he took over as Chairman of the Board of Directors of ETERNIT to lead its turn around with the election of a new board of directors, but in the same year the Company suffered an important setback in a legal issue that banned the use of Amianto Crisotila in Brazil, and that ended up dragging it into a Judicial Recovery Process from 2018. Leading the board in the complex moment, he acted for Eternit to seek a new business in the area of photovoltaic energy, launching the Eternit Solar and Tégula Solar photovoltaic tiles, including in its portfolio products with technology and innovation. In the last 12 months ETER3 was one of the three stocks that the most appreciated in the B3, and its results, after 5 years with losses, had the following highlights: a. People-attention and maintenance of jobs; b. Net Income of R$ 158.7mm; c. Net Revenue with a growth of 40%; d.

Gross Margin of 33%; e. Net Cash of R$ 14.8mm. Eternit will end its judicial reorganization in 2021.The candidate declares to be an independent director according to the criteria provided for in Article 18, paragraph 5 of the company's bylaws.

Pedro Rodrigues Galvão de Medeiros

Mr. Pedro Rodrigues Galvão de Medeiros has 18 years experience in capital markets. Co-Founding partner of asset management Atalaya Capital. He was Director of the Business Analysis area for Brazil and Latin America at Citigroup between 2010 and 2020, and at UBS and Pactual banks between 2005 and 2010. Pedro was consistently elected amongst the top-3 investment analysts in Latin America for the last ten years, ranked first in the Institutional Investor and Starmine surveys. Mr. Medeiros is an observer of Petrobras and its subsidiaries since 2007. He has acted in multiple IPOs of companies in the Commodities, Healthcare, Infrastructure and other sectors, among them the IPO and subsequent spinoff of BR Distribuidora. Pedro has a degree in Production Engineering from UFRJ with specialization from Ohio State University. The candidate declares to be an independent director according to the criteria provided for in Article 18, paragraph 5 of the company's bylaws.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to:

(i) criminal convictions;
(ii) convictions in administrative proceedings of the CVM; and
(iii) final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- The candidate Mr. José João Abdalla Filho informs having suffered, in the last five years, a sentence of fine in an administrative proceeding of CVM (Administrative Proceeding CVM RJ2014/10630) already final and unappealable. In fact, the defendant was sanctioned with a fine, which, besides the warning, is the mildest of the sanctions provided for in Law 6,385/76. Even though the CVM could have chosen to apply one of the many legal sanctions that would prevent the nominee from continuing to exercise functions as a director of a publicly-held company, it was considered the imposition of a monetary

sanction as sufficient and sufficient to correct the administrative infraction, and thus the nominee is not disqualified, by any judicial or administrative decision, from exercising the function of member of the Board of Directors of a publicly-held company

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported in accordance to item 12.9 of the "Formulário de Referência".

- They do not have relationships of subordination with company's related parties.

The People's Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"). Before this meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address: https://www.investidorpetrobras.com.br/acoes-dividendos-e-divida/assembleias-e-reunioes (in Portuguese).

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

ELECTION OF THE CHAIRMAN OF PETROBRAS BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of Petrobras Board of Directors, in accordance with the Company's Bylaws, will be held during the Extraordinary General Meeting.

The controlling shareholder appointed Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors.

Rio de Janeiro, July 26, 2021.

Joaquim Silva e Luna
CEO

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

ELECTION OF ONE (1) TITULAR MEMBER OF PETROBRAS' FISCAL COUNCIL AND HIS ALTERNATE NOMINATED BY THE NATIONAL TREASURY, TO COMPLETE THE CURRENT TERM

Dear Shareholders,

The election of the Fiscal Council Member, following the provisions set forth in the Company's Bylaws, shall be approved by the Extraordinary General Meeting.

At the Annual General Meeting, held on 04/14/2021, the following members were elected to Petrobras' Fiscal Council, the first three of them appointed by the Company's controlling shareholder, all with terms until the Annual General Meeting to be held in 2022.

Fiscal Council (Main)	Fiscal Council (Alternate)	Appointment
Agnes Maria de Aragão da Costa	Jairez Elói de Sousa Paulista	Ministry of Mines and Energy
Sergio Henrique Lopes de Sousa	Alan Sampaio Santos	Ministry of Mines and Energy
José Franco Medeiros de Morais	Gildenora Batista Dantas Milhomem	National Treasury
Patricia Valente Stierli	Robert Juenemann	Minority shareholders holding ON shares
Michele da Silva Gonsales	Antonio Emilio Bastos de Aguiar	Minority shareholders holding PN shares

As released on 07/09/2021, Mr. José Franco Medeiros de Morais presented a letter of resignation as main member of the Company's Fiscal Council, for personal reasons, effective as of 08/05/2021.

Due to this resignation, Petrobras received a letter from the Ministry of Economy indicating **Mr. Jeferson Luís Bittencourt** to replace **Mr. José Franco Medeiros de Morais**, keeping **Mrs. Gildenora Dantas Milhomem** as his alternate.

The nomination will be submitted to internal corporate governance procedures, including the respective compliance and integrity analyses, and subsequently, to the evaluation of the People Committee (COPE). After COPE's analysis, the nomination will be submitted to the Extraordinary General Meeting for deliberation.

Instructions for the appointment of the Fiscal Council Members and alternates are included in the "Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council" in this handbook.

Please find attached the Annex I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the “Formulário de Referência”(Art. 10 of CVM 481 Instruction).

Rio de Janeiro, July 26, 2021.

Joaquim Silva e Luna
CEO

VERIFICATION OF LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED TO APPOINT A PETROBRAS' FISCAL COUNCIL MEMBER

The appointment of a member of the Fiscal Council of Petrobras and his alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by Law 6,404 of December 15, 1976 (the Corporation Law), Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"): https://api.mziq.com/mzfilemanager/v2/d/25fdf098-34f5-4608-b7fa-17d60b2de47d/573fc239-eb11-a00e-7503-5d75f777c05c?origin=2, failing which his tenure will not be granted.

Once all documentation has been received referring to the appointment to the Fiscal Council of Petrobras, the People Committee ("COPE"), acting in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the Form and supporting documentation, advising the shareholders on the compliance with the requirements and innocence of the prohibitions of the position established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Indication Policy.

Also according to item 4.6.5.2 of the Nomination Policy, if COPE does not recommend the approval of the candidate whose analysis of requirements was carried out in the form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it.

Annex I – Register of Fiscal Council member of the Ministry of Economy;
Annex II – Annex I of the Appointment Policy - Registration of Additional Integrity Requirements; ;
Annex III - Annex III of the Appointment Policy - Registration of Independence of Board of Directors and Fiscal Council members;
Annex IV - CVM Statement and Law 13,303/2016;
Annex V - Statement of Independence;
Annex VI - Statement on Politically Exposed Person; and
Annex VII - Items 12.5 to 12.10 of the "Formulário de Referência".

ANNEX I

MINISTRY OF ECONOMY
Special Department for Privatization, Divestment and Markets
Department of Coordination and Governance of State-Owned Companies

This registration must be signed and with initials on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 14 and 16.

FISCAL COUNCIL MEMBER REGISTRATION (c)

Compliance with Law 13,303 of June 30, 2016 and Decree 8,945 of December 27, 2016.
Mandatory verification of legal and statutory requirements and prohibitions to appoint a State-Owned Company Fiscal Council member with gross operating revenue equal to or greater than R$ 90 million.

A. GENERAL DATA

1. Full name:		
2. CPF:	3. Date of Birth:	4. Gender: ( ) M ( ) F
5. Permanent Duty:		
6. Function held in commission:	7. Function code:	
8. Business phone:	9. Personal phone:	
10. Business e-mail:		
11. Personal e-mail:		
12. Company to which it was nominated:		

B. REQUIREMENTS - Need for documentary evidence (items 14 and 16)

13. Are you a resident of Brazil? (art. 41, item I, of Decree 8,945/16) ( ) Yes ( ) No

14. Do you have an academic background compatible with the position for which you have been appointed, including an graduate or postgraduate course recognized or accredited by the Ministry of Education?*
(art. 41, item II and paragraph 1, of Decree 8,945/16) ( ) Yes ( ) No
*Attach a copy of the graduate diploma (front and back) and/or copy of the postgraduate certificate (front and back) recognized or accredited by the Ministry of Education

15. What is the area of your academic background most adherent to the position for which you have been nominated?*

* Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course adherent to the area of operation of the company for which you have been indicated.

16. Tick the professional experience that you have: (art. 41, item III, of Decree 8.945/16) ( ) three years in the position of direction or advisory in direct or indirect public administration* ( ) three years in the position of member of the fiscal council or company director** *Present as supporting documents:* • *Appointment and dismissal acts (preferably SIAPE extract with the actual exercise count); or* • *Declaration of the company/body/institution; or* • *Records in work card.* ** A company director is understood to be the members of the Board of Directors and the Executive Board, in accordance with Article 145 of Law No. 6,404/76, Article 16 of Law No. 13,303/16, or item VII of Article 2 of Decree No. 8,945/16.
17. You comply with the requirements of the Bylaws, which has been read and verified by the nominated: ( ) Yes ( ) No

C. PROHIBITIONS

18. Decree 8,945/16, art. 29 and 41:	Does it fit?
I - is the representative of the regulatory body to which the state-owned company is subject?	( ) Yes ( ) No
IV - is a statutory officer of a political party, even if a licensed one?	( ) Yes ( ) No
IV - holds a mandate in the Legislature of any federative body, even if a licensed one?	( ) Yes ( ) No
V (art. 41) – is or has been a member of the senior management of the state-owned company, of a subsidiary or a company of the same group in the last twenty-four months?	( ) Yes ( ) No
V (art. 41) - is employed by the state-owned company, subsidiary company or a company of the same group? (does not apply to the employee of the state controlling company when there is no formally constituted economic group)	( ) Yes ( ) No
V – (art. 41) is a spouse or relative to the third degree, of any manager of the state-owned company?	( ) Yes ( ) No
IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Brazilian federal government, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment?	( ) Yes ( ) No
X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself?	( ) Yes ( ) No
19. Supplementary Law no 64/1990, art. 1-I: Clean record	**Does it fit?**
a) is a person that cannot take voter's title, or is illiterate;	( ) Yes ( ) No
b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of items I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of mandate of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight (8) years following at the end of the legislature?	( ) Yes ( ) No
c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected?	( ) Yes ( ) No
d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years?	( ) Yes ( ) No
e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law imposes deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification	( ) Yes ( ) No

for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band;	
f) was declared unworthy of officership, or incompatible for a period of eight (8) years;	( ) Yes ( ) No
g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition?	( ) Yes ( ) No
h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years?	( ) Yes ( ) No
i) has held a position or function of executive officer, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree?	( ) Yes ( ) No
j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election?	( ) Yes ( ) No
k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature?	( ) Yes ( ) No
l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for willful act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence?	( ) Yes ( ) No
m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary?	( ) Yes ( ) No
n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud?	( ) Yes ( ) No
o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary?	( ) Yes ( ) No
p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision?	( ) Yes ( ) No
q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?	( ) Yes ( ) No
20. Law 6,404/76, art. 147: Corporate Law	**Does it fit?**
Paragraph 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices?	( ) Yes ( ) No
Paragraph 2 - is a person declared disqualified by an act of the Brazilian Securities and Exchange Commission ("CVM")?* * CVM website, in the link Sanctioning Action - Advanced Search	( ) Yes ( ) No
Paragraph 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, supervisory or fiscal councils?	( ) Yes ( ) No
Paragraph 3 (...): II - has conflicting interests with the company?	( ) Yes ( ) No

21. By laws and Federal Audit Court ("Tribunal de Contas da União" or "TCU): Does it fit?	
a) fits into any prohibition provided for in the company's bylaws?	( ) Yes ( ) No
b) is included in the list of persons responsible to whom the TCU has declared Irregular, Unfaithful and Disabled? * TCU website, in the link Services and Consultations - Irregular, Unfaithful and Disabled	( ) Yes ( ) No

I am aware that the following situations constitute a conflict of interest in the exercise of office or employment within the Federal Executive Branch, as set forth in Article 5 of Law 12,813/13:

I – to disclose or make use of inside information, for one's own benefit or for that of a third party, obtained through the activities performed;
II - to engage in an activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity which has an interest in the decision of the public agent or collegiate in which he or she participates;
III – to carry out, directly or indirectly, an activity which, by reason of its nature, is incompatible with the duties of the position or employment, including activities in related areas or matters;
IV – to act, even if informally, as attorney, consultant, advisor or intermediary of private interests in the organs or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities;
V – to perform an act in the interest of a legal entity in which the public agent, his spouse, partner or relatives, inbreeding or related, in a straight or collateral line, up to the third degree, participates, and which may be benefited by him or influence his management acts;
VI – to receive a gift from anyone having an interest in the decision of the public official or collegiate in which he or she participates outside the limits and conditions laid down in the regulations; and
VII - to render services, even if occasional, to the company whose activity is controlled, supervised or regulated by the entity to which the public agent is linked.

Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee.

______________________ __________________________________

Place and date Signature of the Nominee

ANNEX II

FORM
Registration of Additional Integrity Requirements

Applicable to nominations for Fiscal Council Members, Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Members of the General Structure of Petrobras

INFORMATION OF THE POSITION INTENDED
POSITION INTENDED:
COMPANY:
ASSIGNMENT OF POSITION:
STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐

CANDIDATE INFORMATION	
NAME:	Enrollment number:
CPF:	
Marital Status:	
ID no:	Date of issue/Issuing agency:
Date of birth:	Natural of (City/State):
Father's name:	
Mother's name:	
Responsible for appointment[1]:	
Care of[2]:	

[1] Field for the use of Petrobras nominees.
[2] Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

Additional Integrity Requirements	
I) Clean record – CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	
Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No

VII) Indication in positions on Boards of Directors or Fiscal Council of the subsidiaries, controlled companies and affiliates of Petrobras	
Currently holds 3 or more positions on Boards of Directors or Fiscal Council of Petrobras (a) subsidiaries, controlled and affiliated companies(a)? Indicate the companies and if any is in liquidation:	( ) Yes ( ) No
Currently receives compensation in two (2) of the Board of Directors or Fiscal Council of Petrobras' subsidiaries, controlled and affiliated companies(a)?	( ) Yes ( ) No

[a] Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Fiscal Council of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:	
Requirements	**Means of verification**
Commercial and financial penalties and judicial and/or administrative proceedings	• Petrobras may request the submission of additional documents if it finds any incompatibility in the self-declaration of the indication or during the process of verifying the conformity of the indication.
Identification documents	• Copy of CPF and ID card • Copy of Marriage Certificate
Tax debts (federal, state or municipal)	• Negative or positive certificates with negative effects of federal, state and municipal tax debts of your residence in the last 5 (five) years.

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the People Committee or by the Statutory Technical Committee on Governance and Compliance, as applicable.

________________________   ________________________________

Place and date   Signature of the Nominee

ANNEX III

REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS

<table>
<tr><td colspan="3">Personal Information and Contact</td></tr>
<tr><td colspan="3">Full name:</td></tr>
<tr><td>ID:</td><td>Issuer:</td><td>Issuing date:</td></tr>
<tr><td colspan="3">Tax ID (CPF):</td></tr>
<tr><td colspan="3">Independence Criteria for Board Members
(Article 36, paragraph 1 of Decree No. 8945/16)</td></tr>
<tr><td colspan="2">I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors or participation in its share capital?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer of Petrobras or its subsidiaries based in Brazil?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its subsidiaries based in Brazil?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board Member, except for the compensation resulting from interest in the company's share capital?</td><td>( ) Yes ( ) No</td></tr>
</table>

Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee or by the Statutory Technical Committee on Governance and Compliance, as applicable.

[place], [date].

____

[name]

Fiscal Council member

ANNEX IV

DECLARATION

In compliance with the provisions of Instruction No. 367 of May 29, 2002, of the Brazilian Securities and Exchange Commission (*"Comissão de Valores Mobiliários" or "CVM")*, as well as with the provisions of Law No. 13,303/2016, I, the undersigned, declare, under the penalties of the law:

I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13,303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6,404/76;

II - I am not condemned to the penalty of suspension or temporary disqualification applied by the CVM, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6,404/76;

III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6,404/76;

IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, pursuant to items I and II of Paragraph 3 of Article 147 of Law 6,404/76.

[place], [date].

____

[name]

ANNEX V

DECLARATION OF INDEPENDENCE

(Article 22, Paragraph 1 of Law No. 13.303/2016; Article 36, Paragraph 1 of Decree No. 8.945/2016, Regulation of Listing of Level 2 of Corporate Governance and Article 18, Paragraph 5 of the Bylaws)

In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Brazilian Securities and Exchange Commission ("Comissão de Valores Mobiliários" or "CVM"), we request answering the following questions:

I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock?
( ) yes ( ) no
II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Brazilian federal government that could jeopardize your independence, except for the participation in its capital stock?
( ) yes ( ) no
III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil?
( ) yes ( ) no
IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, the Brazilian federal government or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction)
( ) yes ( ) no
V - are you or have you been, for the last three (3) years, an employee or Executive Officer of Petrobras, its subsidiaries or its affiliates or the Brazilian federal government?
( ) yes ( ) no
VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil?
( ) yes ( ) no
VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil?
( ) yes ( ) no
VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board of Directors Member[1], except for the compensation resulting from participation in the company's capital?
( ) yes ( ) no

1 Where Law no. 13,303/2016, in its article 22, Paragraph 1º, VII mentions "Board of Directors member" we must interpret as "Board of Directors member or member of the Statutory Audit Committee of Petrobras or of the Petrobras Conglomerate", in order to be compatible with the wording of article 38, Paragraph 9 of Decree no. 8,945/2016.

S T A T E M E N T

DECLARE for the appropriate purposes that:

(___) **YES** I am an Independent Fiscal Council Member, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

(___) **NO** I am an Independent Fiscal Council Member, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

[place], [date].

____

[name]
Fiscal Council Member

ANNEX VI

DECLARATION ON POLITICALLY EXPOSED PERSON

Definition of Politically Exposed Persons (PEP) as per CVM Instruction No. 617/2019, Annex 5-I:

Art. 1 For the purposes of the provisions of this Instruction, the following persons are considered politically exposed:

I – holders of elective mandates from the Executive and Legislative Branches of the Brazilian federal government;

II - the occupants of office, in the Executive Administration of the Brazilian federal government, of:

a) Minister of State or equivalent;

b) special nature or equivalent;

c) president, vice president and director, or equivalent, of indirect public administration entities; and

d) senior management and advisory group – DAS, level 6, or equivalent;

III – the members of the Supreme Federal Court, Superior Courts and Regional Federal, Labor and Electoral Courts;

IV – the Attorney General of the Republic, the Labor Attorney General, the Military Justice Attorney General and the Justice Attorneys General of the States and the Federal District;

V – the members of the Court of Auditors and the Attorney General of the Public Ministry at the Court of Auditors of the Brazilian federal government;

VI – the presidents and national treasurers, or equivalent, of political parties;

VII - governors and secretaries of State and of the Federal District, state and district deputies, presidents, or equivalent, of state and district indirect public administration entities and presidents of Courts of Justice, Military, Accounts or equivalent of State and the Federal District;

VIII – mayors, councilors, presidents of audit courts or equivalent of municipalities.

Paragraph 1 For the purposes of the provisions of this Instruction, politically exposed persons are also considered to be those who, abroad, are:

I – heads of state or government;

II – higher-ranking politicians;

III – occupants of senior government positions;

IV – general officers and members of higher levels of the judiciary;

V – senior executives of public companies; or

VI – leaders of political parties.

Paragraph 2 For the purposes of the provisions of this Instruction, politically exposed persons are also considered to be the senior managers of public or private international law entities.

Paragraph 3 For the purpose of identifying politically exposed persons who fall under the heading, the persons mentioned in items I to IV of art. 3 of the Instruction must consult the specific database, made available by the Brazilian federal government.

Paragraph 4 For the purpose of identifying politically exposed persons who fall under paragraphs 1 and 2 of this article, the persons mentioned in items I to IV of art. 3 of the Instruction must resort to open sources and public and private databases.

Paragraph 5 The condition of politically exposed person lasts up to 5 (five) years from the date on which the person ceased to fit in the caput and in paragraphs 1 and 2 of this article.

Paragraph 6 For the purposes of the provisions of item I, paragraph 2 of art. 5 of this Instruction, the following are considered:

I – family members: relatives, in the direct line, up to the second degree, spouse, partner, stepson and stepdaughter; and

II - close collaborators:

a) natural persons who are known to have a partnership or joint ownership in legal entities governed by private law or in arrangements without legal personality, who appear as agents, even if by private instrument, or have any other type of close relationship of public knowledge with a politically exposed person; and

b) natural persons who have control of legal entities governed by private law or in unincorporated arrangements, known to have been created for the benefit of a politically exposed person.

STATEMENT

DECLARE for the appropriate purposes that:

____**NO,** I am NOT a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I, as I do not fit into any of the situations that characterize PEP.

____**YES,** I am a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I, .

Mandate Exercised at Petrobras	Duration

AND/OR

	Name of Politically Exposed Person	Nature of Relationship

[city], [day] of [month] of 2021.

____

[SIGNATURE]

ANNEX VII

Items 12.5 to 12.10 of the Reference Form

12. General shareholders' meeting and management

12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table:
a. name
b. date of birth
c. occupation
d. Tax ID (CPF) or passport number
e. elective office held
f. election date
g. initial date of term of office
h. term of office
i. other positions or roles held in the issuer
j. elected by the controller or not
k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence
l. number of consecutive terms
m. information about:
i. main professional experiences along the last 5 years, indicating:
• name and business segment of the company
• position
• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer
ii. indication of all officer positions in other companies or organizations in the third sector
n. description of any of the following events that have occurred along the past 5 years:

i.	any criminal conviction
ii.	any conviction in administrative proceedings of the CVM and the corresponding penalties applied
iii.	any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity
12.6	In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.7	Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory
12.8	In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.9	Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:
a.	officers of the issuer
b.	(I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer
c.	(I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer
d.	(i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer
12.10	Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and:
a.	a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital
b.	a direct or indirect controller of the issuer
c.	if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

[city], [month] [day], 2021.

[SIGNATURE]

ANNEX I

INFORMATION ABOUT THE CANDIDATES NOMINATED BY THE CONTROLLING SHAREHOLDER FOR THE POSITION OF PETROBRAS' FISCAL COUNCIL MEMBER

Name CPF (Individual Taxpayer's ID)	Date of Birth Occupation	Management Body Elective position to be held	Term of Office Number of Consecutive Terms
Jéferson Luís Bittencourt 901.799.600-59	07/22/1976 Economist	Fiscal Council Member of the FC (main)	Until the 2022 AGM 0
Gildenora Batista Dantas Milhomem 368.724.071-15	11/01/1966 Accountant	Fiscal Council Member of the FC (alternate)	Until the 2022 AGM 0

See below the candidates' résumés:

Jeferson Luís Bittencourt

Mr. Jeferson Luís Bittencourt is an Economist and Master in Economic Science from UFRGS. He is currently Secretary of the National Treasury. He has worked in the private sector as an economic advisor, consultant, and university professor. In the public sector, he was an economic advisor to the Coordination and Planning Secretariat of Rio Grande do Sul from 1997 to 1998. In 2003, he took office as Federal Auditor of Finances and Control of the National Treasury Secretariat. Since then, he was also Investor Relations Manager for the Government Debt and Head of the Economic Advisory Services at the National Treasury, General Coordinator and Deputy Secretariat of Fiscal Policy at the Economic Policy Secretariat, Executive Officer and Deputy Special Secretary at the Special Treasury Secretariat, and Special Advisor to the Finance Minister.

Gildenora Batista Dantas Milhomem

Ms. Gildenora Batista is a Federal Auditor of Finances and Control of the National Treasury Secretariat at the Ministry of Finance. She holds a bachelor's degree in Accounting with a specialization in Public Administration from EBAPE/FGV. She is currently Undersecretary of Government Accounting at STN/MF. She serves as Operational Coordinator of the Advisory Group of the Brazilian Technical Accounting Standards for the Public Sector (GA NBC TSP) of the Federal Accounting Council (CFC); chairs the Board of Directors of Fundação Assefaz; She is a Representative Member of the National Treasury on the Fiscal Council of TRANSPETRO. She has already held several positions within the Federal Government, among which: General Secretary of Administration of the Office of the General Counsel for the Federal Government; Administration and Finance Superintendent of the National Civil Aviation Agency; Strategic Management Director of the Ministry of Tourism; Undersecretary of Planning, Budget and

Administration of the Ministry of Finance. She has also chaired the Board of Directors of the Brazilian Mint (CMB) and Empresa Gestora de Ativos (EMGEA); was a member of the Board of Directors of the Federal Data Processing Service (SERPRO), and member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A – Pré-Sal Petróleo S.A (PPSA). As stated by the candidates:

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to:

- (i) criminal convictions;
- (ii) convictions in administrative proceedings of the CVM; and
- (iii) final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- They are not in a marital relationship, common-law partnership, or kinship subject to information under item 12.9 of the Formulário de Referência.

- According to item 12.10 of the Formulário de Referência, the following are the relationships of subordination, provision of service, or control, over the last three fiscal years, between the candidates and:

a. a direct or indirect subsidiary of Petrobras: Not applicable

b. the direct controlling shareholder of Petrobras:

(i) Ms. Gildenora Batista Dantas Milhomem is a federal public servant (the Federal Government is the parent company of Petrobras);
(ii) Mr. Jéferson Luís Bittencourt is a federal public servant (the Federal Government is the parent company of Petrobras);

c. a supplier, customer, debtor or creditor of Petrobras, its subsidiaries, or the controlling shareholder or subsidiaries of any of these persons:

- Mr. Jeferson Luís Bittencourt and Ms. Gildenora Batista Dantas Milhomem have declared that they are not independent. These criteria are consolidated in “Exhibit III – Independence Register of Board of Directors and Fiscal Council members” to chapter Verification of Legal and Statutory Requirements and Impediments necessary for Nomination as Fiscal Council Member at Petrobras.

The People’s Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of the Policy for the Appointment of Members of the Senior Management and Fiscal Council (“Appointment Policy”). Before this meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address: https://www.investidorpetrobras.com.br/acoes-dividendos-e-divida/assembleias-e-reunioes (in Portuguese).

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM IV

PROPOSAL TO ADJUST THE AMOUNT OF THE GLOBAL BUDGET FOR COMPENSATION OF THE MEMBERS OF PETROBRAS' STATUTORY AUDIT COMMITTEE (CAE) APPROVED AT ANNUAL GENERAL MEETING OF 04/14/2021

Dear Shareholders,

The proposal to adjust the amount of the global budget for compensation of the members of Petrobras´ Statutory Audit Committee (CAE), regarding the amount approved by the Annual General Meeting of April 14, 2021 (AGM of 2021), will be analyzed at the Extraordinary General Meeting.

On November 30, 2020, the Extraordinary General Meeting approved the amendment to Petrobras' Bylaws changing the composition of the Audit Committee (CAE) from three (3) to four (4) members, considering this amendment was further reflected in the Internal Regulations on March 24, 2021, after approval by the Board of Directors.

The present proposal aims to reflect the increase in the number of members that compose the CAE, and does not represent an increase in remuneration or benefits for its members. Thus, the Company seeks to reinforce its Corporate Governance by strengthening the performance of its committees, expanding the participation of external members, since they are professionals with notorious knowledge, adding value to the discussions, besides being considered a good governance practice.

Thus, in view of the updated composition of said Committee, Petrobras submits for the deliberation of this Meeting, the proposed increase of R$ 566.921,90 (five hundred and sixty-six thousand, nine hundred and twenty-one reais, and ninety cents). Considering the amounts previously approved at the AGM of 2021, the new amount approved for the 2021 AGM period (April 2021 to March 2022) is R$ 3.038.119,94 (three million, thirty-eight thousand, one hundred and nineteen reais, and ninety-four cents).

It must be emphasized that the compensation of the members of the Fiscal Council and the Board of Directors' Advisory Committees are not part of the global compensation of the Managers, and that there has been no adjustment of individual fees.

Rio de Janeiro, July 26, 2021.

Joaquim Silva e Luna
CEO

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM V

PROPOSAL TO ADJUST THE GLOBAL AMOUNT FOR REMUNERATION OF THE MEMBERS OF THE OTHER ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS OF PETROBRAS APPROVED BY THE ANNUAL GENERAL MEETING OF 04/14/2021

Dear Shareholders,

The proposal to adjust the amount of the global budget for the remuneration of the members of the other Advisory Committees of the Board of Directors of Petrobras (Investment Committee, Safety, Environment and Health Committee, Minority Shareholders Committee and People Committee), in relation to the amount approved by the Annual General Meeting of April 14, 2021 ("2021 AGM"), will be appreciated during the Extraordinary General Meeting.

In relation to these Advisory Committees to the Board of Directors, the composition is limited to up to five (5) members, according to their Internal Regulations.

The present proposal aims at enabling the increase in the number of members that compose the Advisory Committees, observing the maximum limit of 5 members, not representing an increase in remuneration or benefits for its members. Thus, the Company seeks to reinforce its Corporate Governance by strengthening the performance of its committees, expanding the participation of external members, since they are professionals with notorious knowledge, adding value to the discussions, besides being considered a good governance practice.

Thus, in view of the updated composition of the aforementioned Committees, Petrobras submits for the deliberation of this Meeting the proposed increase of R$ 377.947,93 (three hundred seventy-seven thousand, nine hundred forty-seven reais and ninety-three cents). Considering the amounts previously approved at the 2021 AGM, the new total approved for the 2021 AGM period (April 2021 to March 2022) is R$ 2.354.906,36 (two million, three hundred fifty-four thousand, nine hundred six reais and thirty-six cents).

It must be emphasized that the compensation of the members of the Fiscal Council and the Board of Directors' Advisory Committees are not part of the global compensation of the Managers, and that there has been no adjustment of individual fees.

Rio de Janeiro, July 26, 2021.

Joaquim Silva e Luna
CEO